Exhibit 99.2

Harry Winston Diamond Corporation

Highlights

(ALL FIGURES ARE IN UNITED STATES DOLLARS UNLESS OTHERWISE INDICATED)

[1] The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have a standardized meaning according to International Financial Reporting Standards. The Company defines EBITDA as sales minus cost of sales and selling, general and administrative expenses, meaning it represents operating profit before depreciation and amortization.

Consolidated sales were $222.4 million for the second quarter compared to $153.7 million for the comparable quarter of the prior year, resulting in a 6% increase in gross margin to $72.2 million and an operating profit of $23.1 million, compared to an operating profit of $29.9 million in the comparable quarter of the prior year. Consolidated EBITDA was $43.8 million compared to $49.4 million in the comparable quarter of the prior year.

The mining segment recorded sales of $89.6 million, a 3% increase from $86.8 million in the comparable quarter of the prior year. The increase in sales resulted primarily from a 41% increase in achieved rough diamond prices during the quarter, offset by a 27% decrease in volume of carats sold. The mining segment recorded operating profit of $16.3 million compared to $27.6 million in the comparable quarter of the prior year. EBITDA for the mining segment was $33.7 million compared to $44.0 million in the comparable quarter of the prior year.

The luxury brand segment recorded sales of $132.8 million, an increase of 98% from sales of $66.9 million in the comparable quarter of the prior year (81% at constant exchange rates). Included in the second quarter were $55.6 million of high-value transactions, which generally carry lower-than-average gross margins. Operating profit was $6.8 million for the quarter compared to $2.3 million in the same quarter of the prior year. EBITDA for the luxury brand segment was $10.1 million compared to $5.5 million in the comparable quarter of the prior year.

The Company recorded a consolidated net profit attributable to shareholders of $10.0 million or $0.12 per share for the quarter, compared to a net profit attributable to shareholders of $13.0 million or $0.17 per share in the second quarter of the prior year.

2012 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

Management’s Discussion and Analysis

PREPARED AS OF SEPTEMBER 7, 2011 (ALL FIGURES ARE IN UNITED STATES DOLLARS UNLESS OTHERWISE INDICATED)

The following is management’s discussion and analysis (“MD&A”) of the results of operations for Harry Winston Diamond Corporation (“Harry Winston Diamond Corporation”, or the “Company”) for the three and six months ended July 31, 2011, and its financial position as at July 31, 2011. This MD&A is based on the Company’s unaudited interim condensed consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) and should be read in conjunction with the unaudited interim condensed consolidated financial statements and notes thereto for the three and six months ended July 31, 2011 and for the three months ended April 30, 2011, and the audited consolidated financial statements of the Company and notes thereto for the year ended January 31, 2011 (prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP” or “CDN GAAP”)). Unless otherwise specified, all financial information is presented in United States dollars. Unless otherwise indicated, all references to “second quarter” refer to the three months ended July 31. Unless otherwise indicated, references to “international” for the luxury brand segment refer to Europe and Asia.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

Certain information included in this MD&A may constitute forward-looking information within the meaning of Canadian and United States securities laws. In some cases, forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “foresee”, “appears”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue”, “objective”, “modeled” or other similar expressions concerning matters that are not historical facts. Forward-looking information may relate to management’s future outlook and anticipated events or results, and may include statements or information regarding plans, timelines and targets for construction, mining, development, production and exploration activities at the Diavik Diamond Mine, future mining and processing at the Diavik Diamond Mine, projected capital expenditure requirements and the funding thereof, liquidity and working capital requirements and sources, estimated reserves and resources at, and production from, the Diavik Diamond Mine, the number and timing of expected rough diamond sales, the demand for rough diamonds, expected diamond prices and expectations concerning the diamond industry and the demand for luxury goods, expected cost of sales and gross margin trends in the mining segment, targets for compound annual growth rates of sales and operating income in the luxury brand segment, plans for expansion of the retail salon network, and expected sales trends and market conditions in the luxury brand segment. Actual results may vary from the forward-looking information. See “Risks and Uncertainties” on page 17 for material risk factors that could cause actual results to differ materially from the forward-looking information.

Forward-looking information is based on certain factors and assumptions regarding, among other things, mining, production, construction and exploration activities at the Diavik Diamond Mine, world and US economic conditions and the worldwide demand for luxury goods. Specifically, in making statements regarding expected diamond prices and expectations concerning the diamond industry and expected sales trends and market conditions in the luxury brand segment, the Company has made assumptions regarding, among other things, the state of world and US economic conditions, worldwide diamond production levels, and demand for luxury goods. While the Company considers these assumptions to be reasonable based on the information currently available to it, they may prove to be incorrect. See “Risks and Uncertainties” on page 17.

Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what we currently expect. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, risks associated with the remote location of and harsh climate at the Diavik Diamond Mine site, risks associated with regulatory requirements, fluctuations in diamond prices and changes in US and world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate, cash flow and liquidity risks, the risks of competition in the luxury jewelry business as well as changes in demand for high-end luxury goods. Please see page 17 of this Interim Report, as well as the Company’s current Annual Information Form, available at www.sedar.com, for a discussion of these and other risks and uncertainties involved in the Company’s operations.

2012 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this MD&A, and should not rely upon this information as of any other date. Due to assumptions, risks and uncertainties, including the assumptions, risks and uncertainties identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. The Company uses forward-looking statements because it believes such statements provide useful information with respect to the expected future operations and financial performance of the Company, and cautions readers that the information may not be appropriate for other purposes. While the Company may elect to, it is under no obligation and does not undertake to update or revise any forward-looking information, whether as a result of new information, future events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company’s filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

Summary Discussion
Harry Winston Diamond Corporation is a diamond enterprise with premium assets in the mining and retailing segments of the diamond industry. The Company supplies rough diamonds to the global market from its 40% ownership interest in the Diavik Diamond Mine, located in Canada’s Northwest Territories. The Company’s luxury brand segment is a premier diamond jeweler and luxury timepiece retailer with salons in key locations including New York, Paris, London, Beijing, Tokyo, Hong Kong and Beverly Hills.

The Company’s mining asset is an ownership interest in the Diavik group of mineral claims. The Diavik Joint Venture (the “Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines Inc. (“DDMI”) (60%) and Harry Winston Diamond Limited Partnership (“HWDLP”) (40%) where HWDLP holds an undivided 40% ownership interest in the assets, liabilities and expenses of the Diavik Diamond Mine. DDMI is the operator of the Diavik Diamond Mine. DDMI and HWDLP are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England.

Market Commentary
The Diamond Market
The market continued to push the price of rough diamonds to new highs in the second quarter of fiscal 2012, exceeding the record highs achieved in the first quarter. The market price per carat for rough diamonds increased approximately 50% over the comparable quarter of the prior year. The driving markets remained the Far East and India. In addition, US market demand remained steady as the retail sector restocked for the 2011 holiday season. Towards the end of the second quarter, the market experienced resistance to further diamond price increases, which may persist until confidence returns to the global market.

The Luxury Jewelry & Timepiece Market
Overall, the luxury jewelry and timepiece market experienced another solid quarter with positive increases in sales and profits compared with the comparable period of the prior year. Demand for luxury products around the world continues to increase, supported by the rapidly rising wealth of clients in emerging markets. Despite increased global economic uncertainty centered in the US and Europe, the Company expects new consumers in emerging markets to continue to drive luxury goods demand.

2012 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

Condensed Consolidated Financial Results
The following is a summary of the Company’s consolidated quarterly results for the eight quarters ended July 31, 2011 following the basis of presentation utilized in its IFRS and Canadian GAAP financial statements:

(expressed in thousands of United States dollars except per share amounts and where otherwise noted)
(quarterly results are unaudited)

			IFRS				CDN GAAP		IFRS	IFRS
									Six	Six
									months	months
									ended	ended
	2012	2012	2011	2011	2011	2011	2010	2010	July 31,	July 31,
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	2011	2010
Sales	$222,378	$143,932	$215,358	$140,877	$153,728	$114,000	$133,654	$74,828	$366,310	$267,728
Cost of sales	150,177	96,452	141,391	84,765	85,798	75,711	96,257	45,227	246,629	161,509
Gross margin	72,201	47,480	73,967	56,112	67,930	38,289	37,397	29,601	119,681	106,219
Gross margin (%)	32.5%	33.0%	34.3%	39.8%	44.2%	33.6%	28.0%	39.6%	32.7%	39.7%
Selling, general and administrative expenses	49,101	42,795	52,722	41,282	37,998	35,948	40,479	34,542	91,896	73,946
Operating profit (loss)	23,100	4,685	21,245	14,830	29,932	2,341	(3,082)	(4,941)	27,785	32,273
Finance expenses	(5,183)	(3,983)	(3,727)	(3,835)	(2,985)	(2,880)	(2,396)	(2,448)	(9,166)	(5,865)
Exploration costs	(781)	(212)	(351)	(212)	(76)	(27)	–	–	(993)	(103)
Finance and other income	83	258	278	69	154	168	129	99	341	322
Insurance settlement	–	–	–	–	–	–	–	100	–	–
Foreign exchange gain (loss)	288	(177)	1,392	135	1,043	(2,213)	(1,978)	1,598	111	(1,170)
Profit (loss) before income taxes	17,507	571	18,837	10,987	28,068	(2,611)	(7,327)	(5,592)	18,078	25,457
Income tax expense (recovery)	7,519	(3,027)	5,261	(2,410)	10,877	(5,524)	(5,800)	(4,221)	4,492	5,353
Net profit (loss)	$9,988	$3,598	$13,576	$13,397	$17,191	$2,913	$(1,527)	$(1,371)	$13,586	$20,104
Attributable to shareholders	$9,986	$3,596	$13,569	$12,657	$13,043	$2,137	$(3,358)	$(214)	$13,582	$15,180
Attributable to non-controlling interest	2	2	7	740	4,148	776	1,831	(1,157)	4	4,924
Basic earnings (loss) per share	$0.12	$0.04	$0.16	$0.15	$0.17	$0.03	$(0.04)	$0.00	$0.16	$0.20
Diluted earnings (loss) per share	$0.12	$0.04	$0.16	$0.15	$0.17	$0.03	$(0.04)	$0.00	$0.16	$0.20
Cash dividends declared per share	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Total assets (i)	$1,665	$1,666	$1,606	$1,584	$1,596	$1,522	$1,495	$1,535	$1,665	$1,596
Total long-term liabilities (i)	$625	$605	$597	$588	$531	$449	$477	$506	$625	$531
Operating profit (loss)	$23,100	$4,685	$21,245	$14,830	$29,932	$2,341	$(3,082)	$(4,941)	$27,785	$32,273
Depreciation and amortization (ii)	20,716	20,291	24,635	18,657	19,515	14,200	18,258	11,208	41,007	33,715
EBITDA (iii)	$43,816	$24,976	$45,880	$33,487	$49,447	$16,541	$15,176	$6,267	$68,792	$65,988

(i)	Total assets and total long-term liabilities are expressed in millions of United States dollars.
(ii)	Depreciation and amortization included in cost of sales and selling, general and administrative expenses.
(iii)	Earnings before interest, taxes, depreciation and amortization (“EBITDA”). See “Non-GAAP Measure” on page 16.

The comparability of quarter-over-quarter results is impacted by seasonality for both the mining and luxury brand segments. Harry Winston Diamond Corporation expects that the quarterly results for its mining segment will continue to fluctuate depending on the seasonality of production at the Diavik Diamond Mine, the number of sales events conducted during the quarter, and the volume, size and quality distribution of rough diamonds delivered from the Diavik Diamond Mine in each quarter. The quarterly results for the luxury brand segment are also seasonal, with generally higher sales during the fourth quarter due to the holiday season. See “Segmented Analysis” on page 9 for additional information.

2012 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

Three Months Ended July 31, 2011 Compared to Three Months Ended July 31, 2010
CONSOLIDATED NET PROFIT ATTRIBUTABLE TO SHAREHOLDERS
The Company recorded a second quarter consolidated net profit attributable to shareholders of $10.0 million or $0.12 per share compared to a net profit attributable to shareholders of $13.0 million or $0.17 per share in the second quarter of the prior year.

CONSOLIDATED SALES
Sales for the second quarter totalled $222.4 million, consisting of rough diamond sales of $89.6 million and luxury brand segment sales of $132.8 million. This compares to sales of $153.7 million in the comparable quarter of the prior year (rough diamond sales of $86.8 million and luxury brand segment sales of $66.9 million). See “Segmented Analysis” on page 9 for additional information.

CONSOLIDATED COST OF SALES AND GROSS MARGIN
The Company’s second quarter cost of sales was $150.2 million for a gross margin of 32.5% compared to a cost of sales of $85.8 million and a gross margin of 44.2% for the comparable quarter of the prior year. The Company’s cost of sales includes costs associated with mining, rough diamond sorting and luxury brand sales activities. See “Segmented Analysis” on page 9 for additional information.

CONSOLIDATED SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
The principal components of selling, general and administrative (“SG&A”) expenses include expenses for salaries and benefits, advertising and marketing, rent and building related costs. The Company incurred SG&A expenses of $49.1 million for the second quarter, compared to $38.0 million in the comparable quarter of the prior year.

Included in SG&A expenses for the second quarter was $5.7 million for the mining segment compared to $4.8 million for the comparable quarter of the prior year and $43.4 million for the luxury brand segment compared to $33.2 million for the comparable quarter of the prior year. See “Segmented Analysis” on page 9 for additional information.

CONSOLIDATED INCOME TAXES
The Company recorded a net income tax expense of $7.5 million during the second quarter, compared to a net income tax expense of $10.9 million in the comparable quarter of the prior year. The Company’s combined Canadian federal and provincial statutory tax rate for the quarter is 27.9%. There are a number of items that can significantly impact the Company’s effective tax rate, including foreign currency exchange rate fluctuations, the Northwest Territories mining royalty, earnings subject to tax different than the statutory rate such as earnings in foreign jurisdictions, and changes in valuation allowances. As a result, the Company’s recorded tax provision can be significantly different than the expected tax provision calculated based on the statutory tax rate.

The recorded tax provision is particularly impacted by foreign currency exchange rate fluctuations. The Company’s functional and reporting currency is US dollars; however, the calculation of income tax expense is based on income in the currency of the country of origin. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the US dollar. During the second quarter, the Canadian dollar weakened against the US dollar. As a result, the Company recorded an unrealized foreign exchange gain of $1.9 million on the revaluation of the Company’s Canadian dollar denominated deferred income tax liability. This compares to an unrealized foreign exchange gain of $1.8 million in the comparable quarter of the prior year. The unrealized foreign exchange gain is recorded as part of the Company’s deferred income tax recovery, and is not taxable for Canadian income tax purposes. During the second quarter, the Company also recognized a deferred income tax expense of $4.0 million for temporary differences arising from the difference between the historical exchange rate and the current exchange rate translation of foreign currency non-monetary items. This compares to a deferred income tax expense of $3.4 million recognized in the comparable quarter of the prior year. The recorded tax provision during the second quarter also included a net income tax recovery of $1.2 million relating to foreign exchange differences between income in the currency of the country of origin and the US dollar. This compares to a net income tax recovery of $0.2 million recognized in the comparable period of the prior year.

The rate of income tax payable by Harry Winston Inc. varies by jurisdiction. Net operating losses are available in certain jurisdictions to offset future income taxes payable in such jurisdictions. The net operating losses are scheduled to expire through 2031.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company’s effective tax rate will fluctuate in future periods.

2012 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

CONSOLIDATED FINANCE EXPENSES
Finance expenses of $5.2 million were incurred during the second quarter compared to $3.0 million during the comparable quarter of the prior year. Finance expenses were impacted by increased debt levels in the mining segment relating to the drawdown of $50.0 million on the Standard Chartered Bank credit facility on July 31, 2010 and the $70.0 million promissory note payable to Kinross Gold Corporation (“Kinross”) issued on August 25, 2010.

CONSOLIDATED EXPLORATION EXPENSE
Exploration expense of $0.8 million was incurred during the second quarter compared to $0.1 million in the comparable quarter of the prior year.

CONSOLIDATED FINANCE AND OTHER INCOME
Finance and other income of $0.1 million was recorded during the quarter compared to $0.2 million in the comparable quarter of the prior year.

CONSOLIDATED FOREIGN EXCHANGE
A net foreign exchange gain of $0.3 million was recognized during the quarter compared to a net foreign exchange gain of $1.0 million in the comparable quarter of the prior year. The Company does not currently have any significant foreign exchange derivative instruments outstanding.

Six Months Ended July 31, 2011 Compared to Six Months Ended July 31, 2010
CONSOLIDATED NET PROFIT ATTRIBUTABLE TO SHAREHOLDERS
The Company recorded consolidated net profit attributable to shareholders of $13.6 million or $0.16 per share for the six months ended July 31, 2011, compared to a net profit attributable to shareholders of $15.2 million or $0.20 per share in the comparable period of the prior year.

CONSOLIDATED SALES
Sales for the six months ended July 31, 2011, totalled $366.3 million, consisting of rough diamond sales of $151.6 million and luxury brand segment sales of $214.7 million. This compares to sales of $267.7 million in the comparable period of the prior year (rough diamond sales of $135.7 million and luxury brand segment sales of $132.0 million). See “Segmented Analysis” on page 9 for additional information.

CONSOLIDATED COST OF SALES AND GROSS MARGIN
The Company’s cost of sales for the six months ended July 31, 2011, was $246.6 million for a gross margin of 32.7% compared to a cost of sales of $161.5 million and a gross margin of 39.7% in the comparable period of the prior year. The Company’s cost of sales includes costs associated with mining, rough diamond sorting and luxury brand sales activities. See “Segmented Analysis” on page 9 for additional information.

CONSOLIDATED SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
The principal components of SG&A expenses include expenses for salaries and benefits, advertising and marketing, rent and building related costs. The Company incurred SG&A expenses of $91.9 million for the six months ended July 31, 2011, compared to $73.9 million in the comparable period of the prior year.

Included in SG&A expenses for the six months ended July 31, 2011, was $13.7 million for the mining segment compared to $8.7 million for the comparable period of the prior year and $78.2 million for the luxury brand segment compared to $65.2 million for the comparable period of the prior year. See “Segmented Analysis” on page 9 for additional information.

CONSOLIDATED INCOME TAXES
The Company recorded a net income tax expense of $4.5 million during the six months ended July 31, 2011, compared to a net income tax expense of $5.4 million in the comparable period of the prior year. The Company’s combined Canadian federal and provincial statutory tax rate for the quarter is 27.9% . There are a number of items that can significantly impact the Company’s effective tax rate, including foreign currency exchange rate fluctuations, the Northwest Territories mining royalty, earnings subject to tax different than the statutory rate such as earnings in foreign jurisdictions, and changes in valuation allowances. As a result, the Company’s recorded tax provision can be significantly different than the expected tax provision calculated based on the statutory tax rate.

2012 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

The recorded tax provision is particularly impacted by foreign currency exchange rate fluctuations. The Company’s functional and reporting currency is US dollars; however, the calculation of income tax expense is based on income in the currency of the country of origin. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the US dollar. During the six months ended July 31, 2011, the Canadian dollar strengthened against the US dollar. As a result, the Company recorded an unrealized foreign exchange loss of $9.8 million on the revaluation of the Company’s Canadian dollar denominated deferred income tax liability. This compares to an unrealized foreign exchange loss of $6.2 million in the comparable period of the prior year. The unrealized foreign exchange loss is recorded as part of the Company’s deferred income tax recovery, and is not deductible for Canadian income tax purposes. During the six months ended July 31, 2011, the Company also recognized a deferred income tax recovery of $8.6 million for temporary differences arising from the difference between the historical exchange rate and the current exchange rate translation of foreign currency non-monetary items. This compares to a deferred income tax recovery of $6.6 million recognized in the comparable period of the prior year. The recorded tax provision during the six months ended July 31, 2011 also included a net income tax recovery of $3.2 million relating to foreign exchange differences between income in the currency of the country of origin and the US dollar. This compares to a net income tax recovery of $1.8 million recognized in the comparable period of the prior year.

The rate of income tax payable by Harry Winston Inc. varies by jurisdiction. Net operating losses are available in certain jurisdictions to offset future income taxes payable in such jurisdictions. The net operating losses are scheduled to expire through 2031.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company’s effective tax rate will fluctuate in future periods.

CONSOLIDATED FINANCE EXPENSES
Finance expenses of $9.2 million were incurred during the six months ended July 31, 2011, compared to $5.9 million during the comparable period of the prior year. Finance expenses were impacted by increased debt levels in the mining segment relating to the drawdown of $50.0 million on the Standard Chartered Bank credit facility on July 31, 2010 and the $70.0 million promissory note payable to Kinross issued on August 25, 2010.

CONSOLIDATED EXPLORATION EXPENSE
Exploration expense of $1.0 million was incurred during the six months ended July 31, 2011, compared to $0.1 million in the comparable period of the prior year.

CONSOLIDATED FINANCE AND OTHER INCOME
Finance and other income of $0.3 million was recorded during the six months ended July 31, 2011, consistent with the comparable period of the prior year.

CONSOLIDATED FOREIGN EXCHANGE
A net foreign exchange gain of $0.1 million was recognized during the six months ended July 31, 2011, compared to a net foreign exchange loss of $1.2 million in the comparable period of the prior year. The Company does not currently have any significant foreign exchange derivative instruments outstanding.

2012 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

Segmented Analysis
The operating segments of the Company include mining and luxury brand segments.

Mining
The mining segment includes the production and sale of rough diamonds.

(expressed in thousands of United States dollars)
(quarterly results are unaudited)

			IFRS				CDN GAAP		IFRS	IFRS
									Six	Six
									months	months
									ended	ended
	2012	2012	2011	2011	2011	2011	2010	2010	July 31,	July 31,
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	2011	2010
Sales	$89,608	$62,035	$82,697	$60,708	$86,827	$48,922	$63,489	$20,765	$151,643	$135,749
Cost of sales	67,613	53,443	61,822	45,039	54,408	44,143	57,027	20,319	121,056	98,551
Gross margin	21,995	8,592	20,875	15,669	32,419	4,779	6,462	446	30,587	37,198
Gross margin (%)	24.5%	13.9%	25.2%	25.8%	37.3%	9.8%	10.2%	2.1%	20.2%	27.4%
Selling, general and administrative expenses	5,709	8,026	4,828	6,231	4,813	3,870	4,885	4,932	13,735	8,683
Operating profit (loss)	$16,286	$566	$16,047	$9,438	$27,606	$909	$1,577	$(4,486)	$16,852	$28,515
Depreciation and amortization (i)	17,461	17,083	20,669	15,428	16,352	10,975	14,976	7,845	34,544	27,327
EBITDA (ii)	$33,747	$17,649	$36,716	$24,866	$43,958	$11,884	$16,553	$3,359	$51,396	$55,842

(i) Depreciation and amortization included in cost of sales and selling, general and administrative expenses.
(ii) Earnings before interest, taxes, depreciation and amortization (“EBITDA”). See “Non-GAAP Measure” on page 16.

Three Months Ended July 31, 2011 Compared to Three Months Ended July 31, 2010
MINING SALES
During the quarter, the Company sold 0.57 million carats for a total of $89.6 million for an average price per carat of $157 compared to 0.78 million carats for a total of $86.8 million for an average price per carat of $112 in the comparable quarter of the prior year. The Company held two complete rough diamond sales in the second quarter, compared to three complete sales in the comparable quarter of the prior year. The 41% increase in the Company’s achieved rough diamond price per carat was impacted by a sales mix, dominated by production from the lower value A-418 B ore.

On a quarterly basis, the Company expects that results for its mining segment will continue to fluctuate depending on the seasonality of production at the Diavik Diamond Mine, the number of sales events conducted during the quarter, rough diamond prices and the volume, size and quality distribution of rough diamonds delivered from the Diavik Diamond Mine in each quarter.

MINING COST OF SALES AND GROSS MARGIN
The Company’s second quarter cost of sales was $67.6 million resulting in a gross margin of 24.5% compared to a cost of sales of $54.4 million and a gross margin of 37.3% in the comparable quarter of the prior year. Cost of sales included $16.8 million of depreciation and amortization compared to $15.7 million in the comparable quarter of the prior year. The increase in cost of sales was due primarily to a greater volume of production during the quarter from the higher-cost underground development mining. The mining gross margin is anticipated to fluctuate between quarters, resulting from variations in the specific mix of product sold during each quarter and rough diamond prices.

A substantial portion of cost of sales is mining operating costs, which are incurred at the Diavik Diamond Mine. Cost of sales also includes sorting costs, which consist of the Company’s cost of handling and sorting product in preparation for sales to third parties, and amortization and depreciation, the majority of which is recorded using the unit-of-production method over estimated proven and probable reserves.

MINING SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses for the mining segment increased by $0.9 million from the comparable quarter of the prior year due to a mark-to-market on stock-based compensation and the strengthening of the Canadian dollar.

2012 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

Six Months Ended July 31, 2011 Compared to Six Months Ended July 31, 2010
MINING SALES
During the six months ended July 31, 2011, the Company sold 1.0 million carats for a total of $151.6 million for an average price per carat of $146 compared to 1.2 million carats for a total of $135.7 million for an average price per carat of $109 in the comparable period of the prior year. The Company held four complete rough diamond sales in the six months ended July 31, 2011, compared to five complete sales in the comparable period of the prior year. The 34% increase in the Company’s achieved rough diamond price per carat was impacted by a sales mix, dominated by production from the lower value A-418 B ore.

The Company expects that results for its mining segment will continue to fluctuate depending on the seasonality of production at the Diavik Diamond Mine, the number of sales events conducted during the quarter, rough diamond prices and the volume, size and quality distribution of rough diamonds delivered from the Diavik Diamond Mine in each quarter.

MINING COST OF SALES AND GROSS MARGIN
The Company’s cost of sales for the six months ended July 31, 2011, was $121.1 million resulting in a gross margin of 20.2% compared to a cost of sales of $98.6 million and a gross margin of 27.4% in the comparable period of the prior year. Cost of sales included $33.2 million of depreciation and amortization compared to $26.1 million in the comparable period of the prior year. The increase in cost of sales was due primarily to a higher volume of production during the period from the higher-cost underground mine. The mining gross margin is anticipated to fluctuate between quarters, resulting from variations in the specific mix of product sold during each quarter and rough diamond prices.

A substantial portion of cost of sales is mining operating costs, which are incurred at the Diavik Diamond Mine. Cost of sales also includes sorting costs, which consist of the Company’s cost of handling and sorting product in preparation for sales to third parties, and amortization and depreciation, the majority of which is recorded using the unit-of-production method over estimated proven and probable reserves.

MINING SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses for the mining segment increased by $5.1 million from the comparable period of the prior year due to executive severance, a mark-to-market on stock-based compensation and the strengthening of the Canadian dollar during the period.

MINING SEGMENT OPERATIONAL UPDATE
Ore production for the second calendar quarter consisted of 1.47 million carats produced from 0.43 million tonnes of ore from the A-418 kimberlite pipe, 0.18 million carats produced from 0.09 million tonnes of ore from the A-154 North kimberlite pipe, and 0.09 million carats produced from 0.02 million tonnes of ore from the A-154 South kimberlite pipe. Also included in production for the calendar quarter was an estimated 0.05 million carats from reprocessed plant rejects (“RPR”). These RPR are not included in the Company’s reserves and resource statement and are therefore incremental to production. Rough diamond production was 11% higher than the comparable calendar quarter of the prior year due primarily to the improvement in grade of the ore from the A-418 open pit.

HARRY WINSTON DIAMOND LIMITED PARTNERSHIP’S 40% SHARE OF DIAVIK DIAMOND MINE PRODUCTION

(reported on a one-month lag)

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2010
Diamonds recovered (000s carats)	716	645	1,256	1,270
Grade (carats/tonne)	3.29	3.09	3.06	3.48

Mining Segment Outlook
PRODUCTION
The approved mine plan and budget for calendar 2011 estimates Diavik Diamond Mine production of approximately 6.9 million carats from the mining of 2.0 million tonnes of ore and processing of 2.2 million tonnes of ore, with the increment delivered from stockpile. It is expected that with the accelerated production towards the end of the year, carats shipped will be lower than carats produced in the calendar year. This difference is expected to reverse in calendar 2012. Production for the year is expected to comprise approximately 1.4 million tonnes from the A-418 open pit, and 0.6 million tonnes from the underground portions of A-154 South and A-154 North. The Company expects that in the second half of the year, the higher grade A-154 South will continue to be mined using sub-level retreat, the higher velocity and lower cost mining method that commenced in July 2011.

2012 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

Looking beyond calendar 2011, the objective is to fully utilize processing capacity with a combination of underground and open pit production. Current plans see A-21 development beginning in 2013, with production in 2015. In addition, exploration work has identified extensions at depth to the A-418 and A-154 North kimberlite pipes. The inclusion of these extensions into ore reserves will be largely dependent upon the costs of new underground mining techniques currently under review. The Company is in the process of updating the life-of-mine plan, which it expects to release publicly later this year.

PRICING
The rough diamond market continued to improve into the second quarter of fiscal 2012. Towards the end of the second quarter, the market experienced resistance to further diamond price increases which may persist until confidence returns to the global market. Based on Harry Winston Diamond Corporation’s rough diamond sales prices as of July 2011 and the current diamond recovery profile of the Diavik processing plant, the Company has modeled the approximate rough diamond price per carat for each of the Diavik ore types as follows:

Average price
per carat
Ore type	(in US dollars)
A-154 South	$200
A-154 North	260
A-418 A Type Ore	185
A-418 B Type Ore	120
RPR	65

COST OF SALES
The Company expects cost of sales in fiscal 2012 to be approximately $265 million. Included in this amount is depreciation and amortization of approximately $80 million at an assumed average Canadian/US dollar exchange rate of $1.00. This increase in cost of sales as compared to fiscal 2011 is expected to result primarily from an increase in the proportion of underground ore mined.

CAPITAL EXPENDITURES
During fiscal 2012, HWDLP’s 40% share of the planned capital expenditures at the Diavik Diamond Mine is expected to be approximately $62 million at an assumed average Canadian/US dollar exchange rate of $1.00. During the second quarter, HWDLP’s share of capital expenditures was $9.7 million.

EXPLORATION
The Company has additionally staked 226,000 acres of mineral claims on the prospective geological trend to the southwest of the existing mine site and is starting a small but important basal till drilling program to assess the potential for new diamondiferous kimberlite pipes over the coming years. On September 6, 2011, the Company announced that Harry Winston Diamond Mines Ltd. and its wholly owned subsidiary 6355137 Canada Inc. have entered into an option agreement with North Arrow Minerals Inc.("North Arrow") and Springbok Holdings Inc., ("Springbok") in regards to their Lac de Gras properties in the Northwest Territories. Under the terms of the agreement, the two properties collectively will form a "Joint Venture Property". In order for the option to vest, the Company is to carry out exploration on the Joint Venture Property, making expenditures of at least $5 million over a five year period. Upon vesting, a joint venture will be formed, in which the Company will hold a 55% interest, and North Arrow and Springbok will equally share a 45% interest, in the entire Joint Venture Property.

2012 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

Luxury Brand
The luxury brand segment includes sales from Harry Winston salons, which are located in prime markets around the world, including eight salons in the United States: New York, Beverly Hills, Bal Harbour, Honolulu, Las Vegas, Dallas, Chicago and Costa Mesa; five salons in Japan: Ginza, Roppongi Hills, Osaka, Omotesando and Nagoya; two salons in Europe: Paris and London; and four salons in Asia outside of Japan: Beijing, Taipei, Hong Kong and Singapore.

(expressed in thousands of United States dollars)
(quarterly results are unaudited)

			IFRS				CDN GAAP		IFRS	IFRS
									Six	Six
									months	months
									ended	ended
	2012	2012	2011	2011	2011	2011	2010	2010	July 31,	July 31,
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	2011	2010
Sales	$132,770	$81,897	$132,661	$80,169	$66,901	$65,078	$70,165	$54,063	$214,667	$131,979
Cost of sales	82,564	43,009	79,569	39,726	31,390	31,568	39,230	24,908	125,573	62,958
Gross margin	50,206	38,888	53,092	40,443	35,511	33,510	30,935	29,155	89,094	69,021
Gross margin (%)	37.8%	47.5%	40.0%	50.4%	53.1%	51.5%	44.1%	53.9%	41.5%	52.3%
Selling, general and administrative expenses	43,392	34,769	47,894	35,051	33,185	32,078	35,594	29,610	78,161	65,263
Operating profit (loss)	$6,814	$4,119	$5,198	$5,392	$2,326	$1,432	$(4,659)	$(455)	$10,933	$3,758
Depreciation and amortization (i)	3,255	3,209	3,966	3,229	3,162	3,226	3,282	3,363	6,463	6,388
EBITDA (ii)	$10,069	$7,328	$9,164	$8,621	$5,488	$4,658	$(1,377)	$2,908	$17,396	$10,146

(i) Depreciation and amortization included in cost of sales and selling, general and administrative expenses.
(ii) Earnings before interest, taxes, depreciation and amortization (“EBITDA”). See “Non-GAAP Measure” on page 16.

Three Months Ended July 31, 2011 Compared to Three Months Ended July 31, 2010
LUXURY BRAND SALES
Sales for the second quarter were $132.8 million compared to $66.9 million for the comparable quarter of the prior year, an increase of 98% (81% at constant exchange rates). Sales in Asia increased 223% to $72.9 million, European sales increased 24.6% to $30.8 million, and US sales increased 48% to $29.1 million. Included in the second quarter were $55.6 million of high-value transactions, which generally carry lower-than-average gross margins.

LUXURY BRAND COST OF SALES AND GROSS MARGIN
Cost of sales for the luxury brand segment for the second quarter was $82.6 million compared to $31.4 million for the comparable quarter of the prior year. Gross margin for the quarter was $50.2 million or 37.8% compared to $35.5 million or 53.1% for the second quarter of the prior year. The decrease in gross margin resulted primarily from exceptional high-value transactions during the second quarter, which carry generally lower-than-average gross margins.

LUXURY BRAND SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses increased by 31% to $43.4 million from $33.2 million in the comparable quarter of the prior year (21% at constant exchange rates). The increase was due primarily to higher advertising, marketing and selling expenses, higher variable compensation expenses resulting from higher sales and increased rent and building related expenses. Fixed costs accounted for $8.3 million of the increase, while variable expenses linked to higher volume of sales accounted for $1.9 million of the increase. SG&A expenses include depreciation and amortization expense of $3.2 million consistent with the comparable quarter of the prior year.

Six Months Ended July 31, 2011 Compared to Six Months Ended July 31, 2010
LUXURY BRAND SALES
Sales for the six months ended July 31, 2011, were $214.7 million compared to $132.0 million for the comparable period of the prior year, an increase of 63% (48% at constant exchange rates). Sales in Asia increased 112% to $97.8 million, US sales increased 57% to $65.5 million and European sales increased 16% to $51.4 million. During the period there were $60.8 million of high-value transactions, which carry generally lower-than-average gross margins.

2012 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

LUXURY BRAND COST OF SALES AND GROSS MARGIN
Cost of sales for the luxury brand segment for the six months ended July 31, 2011, was $125.6 million compared to $63.0 million for the comparable period of the prior year. Gross margin for the six months ended July 31, 2011, was $89.1 million or 41.5% compared to $69.0 million or 52.3% for the comparable period of the prior year. The decrease in gross margin resulted primarily from exceptional high-value transactions during the period, which carry generally lower-than-average gross margins.

LUXURY BRAND SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses increased by 20% to $78.2 million from $65.3 million in the comparable period of the prior year (11% at constant exchange rate). The increase was due primarily to higher advertising, marketing and selling expenses, higher variable compensation expenses resulting from higher sales and increased rent and building related expenses. Fixed costs accounted for $9.8 million of the increase, while variable expenses linked to higher volume of sales accounted for $3.1 million of the increase. SG&A expenses include depreciation and amortization expense of $6.3 million consistent with the comparable period of the prior year.

LUXURY BRAND SEGMENT OPERATIONAL UPDATE
During the six months ended July 31, 2011, the luxury brand segment generated sales of $214.7 million, an increase of 63% over the comparable period of the prior year at actual exchange rates. The Company recorded significant high-value transactions of $60.8 million during the six month period. Sales growth was achieved across all geographic regions. The US market generated sales of $65.5 million, an increase of 57% over the comparable quarter of the prior year. The US market continues to benefit from strong tourist flows supported by a weak US dollar. In Japan, sales of $33.0 million increased by 17% at actual exchange rates and by 4% on a constant exchange rate basis over the comparable period of the prior year. Asia excluding Japan had sales of $64.8 million representing an increase of 262% at actual exchange rates and positive 240% on a constant exchange basis over the comparable period of the prior year. In Europe, sales of $51.4 million were 16% higher at actual exchange rates and negative 2% on a constant exchange basis over the comparable period of the prior year.

Harry Winston successfully launched the Lily Cluster jewelry collection and the Midnight watch collection during the quarter, supported by a global marketing campaign. Consumers responded positively to the new collections.

The luxury brand segment’s distribution network consists of 19 directly operated salons, 2 licensed salons (in Manila, Philippines, and Kiev, Ukraine) and 189 wholesale watch doors around the world.

Luxury Brand Segment Outlook
Although the current economic disruptions emanating primarily from the US and Europe represent significant challenges, the Company is optimistic that the introduction of new products supported by an innovative advertising campaign will translate into increasing sales and profitability.

The Company continues to focus on expanding its global distribution network. A new directly operated salon will be opened in Shanghai, China, in the fourth quarter as well as three licensed salons and 35 wholesale watch doors through the remainder of the fiscal year. A key component of the luxury brand’s growth strategy is the expansion of its current salon network and wholesale distribution channel. The growth target is to expand to approximately 35 directly operated salons, 15 licensed salons, and 300 wholesale doors by fiscal 2016.

On May 19, 2011, the Company announced that it had entered into a business arrangement with Diamond Asset Advisors AG (“DAA”), which is in the process of establishing a polished diamond investment fund (the “Fund”). The Fund will be structured as a limited partnership with total funding of up to $250 million, offering institutional investors direct exposure to the wholesale market price of polished diamonds. Under the terms of the Company’s arrangement with the Fund, the Company’s expert diamond team will source diamonds for the Fund that have the same high-quality characteristics that the luxury brand segment uses in its jewelry and watches, with a portion of the diamonds coming from the Company’s existing inventory. The Fund will purchase the diamonds and then consign them to the Company, which will act as custodian. The Company will use the consigned polished diamonds in the manufacturing of its jewelry and watches, paying the Fund when the jewelry or watch is sold. The price paid by the Fund to replace the sold polished diamonds will be used to determine the Fund’s market value. This arrangement will increase the inventory available to the Company’s expanding international salon network without additional demands on working capital. The Fund is expected to raise the first capital subscription of approximately $100 million from investors later this fiscal year, with the remaining $150 million expected to be raised over the following year, subject to market conditions.

2012 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

Liquidity and Capital Resources
Working Capital
As at July 31, 2011, the Company had unrestricted cash and cash equivalents of $139.9 million compared to $108.7 million at January 31, 2011. The Company had cash on hand and balances with banks of $132.5 million and short-term investments of $7.4 million at July 31, 2011. During the quarter ended July 31, 2011, the Company reported cash from operations of $40.1 million compared to $2.4 million in the comparable quarter of the prior year.

Working capital increased to $396.1 million at July 31, 2011 from $328.6 million at January 31, 2011. During the quarter, the Company increased accounts receivable by $2.8 million, decreased other current assets by $3.2 million, decreased inventory and supplies by $38.0 million, decreased trade and other payables by $54.7 million and increased employee benefit plans by $0.1 million.

The Company’s liquidity requirements fluctuate from quarter to quarter depending on, among other factors, the seasonality of production at the Diavik Diamond Mine, seasonality of mine operating expenses, capital expenditure programs, the number of rough diamond sales events conducted during the quarter and the volume, size and quality distribution of rough diamonds delivered from the Diavik Diamond Mine in each quarter, along with the seasonality of sales and salon expansion in the luxury brand segment. The Company’s principal working capital needs include investments in inventory, other current assets, and trade and other payables and income taxes payable.

The Company assesses liquidity and capital resources on a consolidated basis. The Company’s requirements are for cash operating expenses, working capital, contractual debt requirements and capital expenditures. The Company believes that it will generate sufficient liquidity to meet its anticipated requirements for the next twelve months.

Financing Activities
The mining segment maintains a senior secured revolving credit facility with Standard Chartered Bank that was increased from $100.0 million to $125.0 million on February 28, 2011. At July 31, 2011, $50.0 million was outstanding; this amount remains unchanged from January 31, 2011.

As at July 31, 2011, $1.6 million was outstanding under the Company’s revolving financing facility relating to its India subsidiary, Harry Winston Diamond (India) Private Limited, compared to $nil at January 31, 2011.

During the quarter ended July 31, 2011, the luxury brand subsidiary, Harry Winston Inc., increased the amount outstanding on its secured five-year revolving credit facility to $188.3 million from $165.0 million at January 31, 2011.

Investing Activities
During the second quarter, the Company purchased property, plant and equipment of $14.5 million, of which $12.6 million was purchased for the mining segment and $1.9 million for the luxury brand segment.

Contractual Obligations
The Company has contractual payment obligations with respect to interest-bearing loans and borrowings and, through its participation in the Joint Venture, future site restoration costs at the Diavik Diamond Mine level. Additionally, at the Joint Venture level, contractual obligations exist with respect to operating purchase obligations, as administered by DDMI, the operator of the mine. In order to maintain its 40% ownership interest in the Diavik Diamond Mine, HWDLP is obligated to fund 40% of the Joint Venture’s total expenditures on a monthly basis. HWDLP’s current projected share of the planned capital expenditures at the Diavik Diamond Mine, which are not reflected in the table below, including capital expenditures for the calendar years 2011 to 2015, is approximately $140 million assuming a Canadian/US average exchange rate of $1.00 for the five years. The most significant contractual obligations for the ensuing five-year period can be summarized as follows:

CONTRACTUAL OBLIGATIONS		Less than	Year	Year	After
(expressed in thousands of United States dollars)	Total	1 year	2–3	4–5	5 years
Interest-bearing loans and borrowings (a)(b)	$383,454	$104,563	$254,138	$5,168	$19,585
Environmental and participation agreements incremental commitments (c)	99,171	86,112	713	865	11,481
Operating lease obligations (d)	240,209	25,640	41,148	39,735	133,686
Total contractual obligations	$722,834	$216,315	$295,999	$45,768	$164,752

2012 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

(a)

Interest-bearing loans and borrowings presented in the foregoing table include current and long-term portions. The mining segment maintains a senior secured revolving credit facility with Standard Chartered Bank for $125.0 million. The facility has an initial maturity date of June 24, 2013 with two one-year extensions at the Company’s option. There are no scheduled repayments required before maturity. At July 31, 2011, $50.0 million was outstanding.

On August 25, 2010, the Company issued a promissory note in the amount of $70.0 million, maturing on August 25, 2011, as part of the consideration for reacquiring its 9% indirect interest in the Diavik Joint Venture (the “Kinross Buy Back Transaction”) from Kinross. The note bears interest at a rate of 5% per annum and can be paid in cash. On August 25, 2011, the Company paid the $70.0 million promissory note plus accrued interest to Kinross from cash on hand.

The Company has available a $45.0 million revolving financing facility (utilization in either US dollars or Euros) for inventory and receivables funding in connection with marketing activities through its Belgian subsidiary, Harry Winston Diamond International N.V., and its Indian subsidiary, Harry Winston Diamond (India) Private Limited. Borrowings under the Belgian facility bear interest at the bank’s base rate plus 1.5%. Borrowings under the Indian facility bear an interest rate of 12.0%. At July 31, 2011, $nil and $1.6 million were outstanding under this facility relating to its Belgian subsidiary, Harry Winston Diamond International N.V., and its Indian subsidiary, Harry Winston Diamond (India) Private Limited, respectively. The facility is guaranteed by Harry Winston Diamond Corporation.

Harry Winston Inc. maintains a credit agreement with a syndicate of banks for a $250.0 million five-year revolving credit facility, which expires on March 31, 2013. There are no scheduled repayments required before maturity. At July 31, 2011, $188.3 million had been drawn against this secured credit facility.

Also included in long-term debt of Harry Winston Inc. is a 25-year loan agreement for CHF 17.5 million ($21.6 million) used to finance the construction of the Company’s watch factory in Geneva, Switzerland. The loan agreement is comprised of a CHF 3.5 million ($4.3 million) loan and a CHF 14.0 million ($17.3 million) loan. The CHF 3.5 million loan bears interest at a rate of 3.15% and matures on April 22, 2013. The CHF 14.0 million loan bears interest at a rate of 3.55% and matures on January 31, 2033. At July 31, 2011, $19.3 million was outstanding. The bank has a secured interest in the factory building.

Harry Winston Japan, K.K. maintains unsecured credit agreements with two banks, amounting to ¥1,215 million ($15.8 million). Harry Winston Japan, K.K. also maintains a secured credit agreement amounting to ¥575 million ($7.5 million). This facility is secured by inventory owned by Harry Winston Japan, K.K.

The Company’s first mortgage on real property has scheduled principal payments of approximately $0.2 million quarterly, may be prepaid at any time, and matures on September 1, 2018. On July 31, 2011, $7.0 million was outstanding on the mortgage payable.

(b)

Interest on loans and borrowings is calculated at various fixed and floating rates. Projected interest payments on the current debt outstanding were based on interest rates in effect at July 31, 2011, and have been included under interest-bearing loans and borrowings in the table above. Interest payments for the next twelve months are approximated to be $10.3 million.

(c)

The Joint Venture, under environmental and other agreements, must provide funding for the Environmental Monitoring Advisory Board. These agreements also state that the Joint Venture must provide security deposits for the performance by the Joint Venture of its reclamation and abandonment obligations under all environmental laws and regulations. The operator of the Joint Venture has fulfilled such obligations for the security deposits by posting letters of credit of which HWDLP’s share as at July 31, 2011 was $84.3 million based on its 40% ownership interest in the Diavik Diamond Mine. There can be no assurance that the operator will continue its practice of posting letters of credit in fulfillment of this obligation, in which event HWDLP would be required to post its proportionate share of such security directly, which would result in additional constraints on liquidity. The requirement to post security for the reclamation and abandonment obligations may be reduced to the extent of amounts spent by the Joint Venture on those activities. The Joint Venture has also signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of area Aboriginal bands. The actual cash outlay for the Joint Venture’s obligations under these agreements is not anticipated to occur until later in the life of the Diavik Diamond Mine.

(d)

Operating lease obligations represent future minimum annual rentals under non-cancellable operating leases for Harry Winston Inc. salons and office space, and long-term leases for property, land, office premises and a fuel tank farm for the Diavik Diamond Mine.

2012 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

Non-GAAP Measure
In addition to discussing earnings measures in accordance with IFRS, the MD&A provides the following non-GAAP measure, which is also used by management to monitor and evaluate the performance of the Company and its business segments.

The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have a standardized meaning according to IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines EBITDA as sales minus cost of sales and selling, general and administrative expenses, meaning it represents operating profit before depreciation and amortization.

EBITDA is a measure commonly reported and widely used by investors and analysts as an indicator of the Company’s operating performance and ability to incur and service debt and as a valuation metric. EBITDA margin is defined as the ratio obtained by dividing EBITDA by sales.

CONSOLIDATED
(expressed in thousands of United States dollars)
(quarterly results are unaudited)

			IFRS				CDN GAAP		IFRS	IFRS
									Six	Six
									months	months
									ended	ended
	2012	2012	2011	2011	2011	2011	2010	2010	July 31,	July 31,
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	2011	2010
Operating profit (loss)	$23,100	$4,685	$21,245	$14,830	$29,932	$2,341	$(3,082)	$(4,941)	$27,785	$32,273
Depreciation and amortization	20,716	20,291	24,635	18,657	19,515	14,200	18,258	11,208	41,007	33,715
EBITDA	$43,816	$24,976	$45,880	$33,487	$49,447	$16,541	$15,176	$6,267	$68,792	$65,988

MINING SEGMENT
(expressed in thousands of United States dollars)
(quarterly results are unaudited)

			IFRS				CDN GAAP		IFRS	IFRS
									Six	Six
									months	months
									ended	ended
	2012	2012	2011	2011	2011	2011	2010	2010	July 31,	July 31,
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	2011	2010
Operating profit (loss)	$16,286	$566	$16,047	$9,438	$27,606	$909	$1,577	$(4,486)	$16,852	$28,515
Depreciation and amortization	17,461	17,083	20,669	15,428	16,352	10,975	14,976	7,845	34,544	27,327
EBITDA	$33,747	$17,649	$36,716	$24,866	$43,958	$11,884	$16,553	$3,359	$51,396	$55,842

LUXURY BRAND SEGMENT
(expressed in thousands of United States dollars)
(quarterly results are unaudited)

			IFRS				CDN GAAP		IFRS	IFRS
									Six	Six
									months	months
									ended	ended
	2012	2012	2011	2011	2011	2011	2010	2010	July 31,	July 31,
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	2011	2010
Operating profit (loss)	$6,814	$4,119	$5,198	$5,392	$2,326	$1,432	$(4,659)	$(455)	$10,933	$3,758
Depreciation and amortization	3,255	3,209	3,966	3,229	3,162	3,226	3,282	3,363	6,463	6,388
EBITDA	$10,069	$7,328	$9,164	$8,621	$5,488	$4,658	$(1,377)	$2,908	$17,396	$10,146

2012 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

Subsequent Event
On August 25, 2011, the Company paid the $70.0 million promissory note plus accrued interest owing to Kinross from cash on hand. The promissory note was issued to Kinross on August 25, 2010, as part of the consideration for reacquiring Kinross’s 9% indirect interest in the Diavik Joint Venture.

Risks and Uncertainties
Harry Winston Diamond Corporation is subject to a number of risks and uncertainties as a result of its operations. In addition to the other information contained in this MD&A and the Company’s other publicly filed disclosure documents, readers should give careful consideration to the following risks, each of which could have a material adverse effect on the Company’s business prospects or financial condition.

Nature of Mining
The operation of the Diavik Diamond Mine is subject to risks inherent in the mining industry, including variations in grade and other geological differences, unexpected problems associated with required water retention dikes, water quality, surface and underground conditions, processing problems, equipment performance, accidents, labour disputes, risks relating to the physical security of the diamonds, force majeure risks and natural disasters. Particularly with underground mining operations, inherent risks include variations in rock structure and strength as it impacts on mining method selection and performance, de-watering and water handling requirements, achieving the required paste backfill strengths, and unexpected local ground conditions. Hazards, such as unusual or unexpected rock formations, rock bursts, pressures, collapses, flooding or other conditions, may be encountered during mining. Such risks could result in personal injury or fatality; damage to or destruction of mining properties, processing facilities or equipment; environmental damage; delays, suspensions or permanent reductions in mining production; monetary losses; and possible legal liability.

The Diavik Diamond Mine, because of its remote northern location and access only by winter road or by air, is subject to special climate and transportation risks. These risks include the inability to operate or to operate efficiently during periods of extreme cold, the unavailability of materials and equipment, and increased transportation costs due to the late opening and/or early closure of the winter road. Such factors can add to the cost of mine development, production and operation and/or impair production and mining activities, thereby affecting the Company’s profitability.

Nature of Joint Arrangement with DDMI
HWDLP holds an undivided 40% interest in the assets, liabilities and expenses of the Diavik Diamond Mine and the Diavik group of mineral claims. The Diavik Diamond Mine and the exploration and development of the Diavik group of mineral claims is a joint arrangement between DDMI (60%) and HWDLP (40%), and is subject to the risks normally associated with the conduct of joint ventures and similar joint arrangements. These risks include the inability to exert influence over strategic decisions made in respect of the Diavik Diamond Mine and the Diavik group of mineral claims. By virtue of DDMI’s 60% interest in the Diavik Diamond Mine, it has a controlling vote in virtually all Joint Venture management decisions respecting the development and operation of the Diavik Diamond Mine and the development of the Diavik group of mineral claims. Accordingly, DDMI is able to determine the timing and scope of future project capital expenditures, and therefore is able to impose capital expenditure requirements on HWDLP that the Company may not have sufficient cash to meet. A failure to meet capital expenditure requirements imposed by DDMI could result in HWDLP’s interest in the Diavik Diamond Mine and the Diavik group of mineral claims being diluted.

Diamond Prices and Demand for Diamonds
The profitability of the Company is dependent upon production from the Diavik Diamond Mine and on the results of the operations of its luxury brand operations. Each, in turn, is dependent in significant part upon the worldwide demand for and price of diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, particularly in the US, Japan, China and India, worldwide levels of diamond discovery and production, and the level of demand for, and discretionary spending on, luxury goods such as diamonds and jewelry. Low or negative growth in the worldwide economy, renewed or additional credit market disruptions, natural disasters or the occurrence of further terrorist attacks or similar activities creating disruptions in economic growth could result in decreased demand for luxury goods such as diamonds and jewelry, thereby negatively affecting the price of diamonds and jewelry. Similarly, a substantial increase in the worldwide level of diamond production or in diamonds available for sale through recommencement of suspended mining activity or the release of stocks held back during recent periods of low demand could also negatively affect the price of diamonds. In each case, such developments could have a material adverse effect on the Company’s results of operations.

2012 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

Cash Flow and Liquidity
The Company’s liquidity requirements fluctuate from quarter to quarter and year to year depending on, among other factors, the seasonality of production at the Diavik Diamond Mine, seasonality of mine operating expenses, capital expenditure programs, the number of rough diamond sales events conducted during the quarter and the volume, size and quality distribution of rough diamonds delivered from the Diavik Diamond Mine in each quarter, along with the seasonality of sales and salon refurbishment and expansion in the luxury brand segment. The Company’s principal working capital needs include investments in inventory, prepaid expenses and other current assets, and accounts payable and income taxes payable. There can be no assurance that the Company will be able to meet each or all of its liquidity requirements. A failure by the Company to meet its liquidity requirements could result in the Company failing to meet its planned development objectives, or in the Company being in default of a contractual obligation, each of which could have a material adverse effect on the Company’s business prospects or financial condition.

Economic Environment
The Company’s financial results are tied to the global economic conditions and their impact on levels of consumer confidence and consumer spending. The global markets have experienced the impact of a significant US and international economic downturn since the fall of 2008. This has restricted the Company’s growth opportunities both domestically and internationally, and a return to a recession or weak recovery, due to recent disruptions in financial markets in the US and the European Union or otherwise, the 2011 disaster in Japan and political upheavals in the Middle East, could cause the Company to experience further revenue declines across both of its business segments due to deteriorated consumer confidence and spending, and a decrease in the availability of credit, which could have a material adverse effect on the Company’s business prospects or financial condition. The Company monitors economic developments in the markets in which it operates and uses this information in its continuous strategic and operational planning in an effort to adjust its business in response to changing economic conditions.

Currency Risk
Currency fluctuations may affect the Company’s financial performance. Diamonds are sold throughout the world based principally on the US dollar price, and although the Company reports its financial results in US dollars, a majority of the costs and expenses of the Diavik Diamond Mine are incurred in Canadian dollars. Further, the Company has a significant deferred income tax liability that has been incurred and will be payable in Canadian dollars. The Company’s currency exposure relates primarily to expenses and obligations incurred by it in Canadian dollars and, secondarily, to revenues of Harry Winston Inc. in currencies other than the US dollar. The appreciation of the Canadian dollar against the US dollar, and the depreciation of other currencies against the US dollar, therefore, will increase the expenses of the Diavik Diamond Mine and the amount of the Company’s Canadian dollar liabilities relative to the revenue the Company will receive from diamond sales, and will decrease the US dollar revenues received by Harry Winston Inc. From time to time, the Company may use a limited number of derivative financial instruments to manage its foreign currency exposure.

Licences and Permits
The operation of the Diavik Diamond Mine and exploration on the Diavik property requires licences and permits from the Canadian government. The Diavik Diamond Mine Type “A” Water Licence was renewed by the regional Wek’eezhii Land and Water Board to October 31, 2015. While the Company anticipates that DDMI, the operator of the Diavik Diamond Mine, will be able to renew this licence and other necessary permits in the future, there can be no guarantee that DDMI will be able to do so or obtain or maintain all other necessary licences and permits that may be required to maintain the operation of the Diavik Diamond Mine or to further explore and develop the Diavik property.

Regulatory and Environmental Risks
The operation of the Diavik Diamond Mine, exploration activities at the Diavik Project and the manufacturing of jewelry and watches are subject to various laws and regulations governing the protection of the environment, exploration, development, production, taxes, labour standards, occupational health, waste disposal, mine safety, manufacturing safety and other matters. New laws and regulations, amendments to existing laws and regulations, or more stringent implementation or changes in enforcement policies under existing laws and regulations could have a material adverse effect on the Company by increasing costs and/or causing a reduction in levels of production from the Diavik Diamond Mine and in the manufacture of jewelry and watches. As well, as the Company’s international operations expand, it or its subsidiaries become subject to laws and regulatory regimes that could differ materially from those under which they operate in Canada and the US.

2012 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

Mining and manufacturing are subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mining and manufacturing operations. To the extent that the Company’s operations are subject to uninsured environmental liabilities, the payment of such liabilities could have a material adverse effect on the Company.

Climate Change
Canada ratified the Kyoto Protocol to the United Nations Framework Convention on Climate Change in late 2002 and the Kyoto Protocol came into effect in Canada in February 2005. The Canadian government has established a number of policy measures in order to meet its emission reduction guidelines. While the impact of these measures cannot be quantified at this time, the likely effect will be to increase costs for fossil fuels, electricity and transportation; restrict industrial emission levels; impose added costs for emissions in excess of permitted levels; and increase costs for monitoring and reporting. Compliance with these initiatives could have a material adverse effect on the Company’s results of operations.

Resource and Reserve Estimates
The Company’s figures for mineral resources and ore reserves on the Diavik group of mineral claims are estimates, and no assurance can be given that the anticipated carats will be recovered. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. The Company expects that its estimates of reserves will change to reflect updated information as well as to reflect depletion due to production. Reserve estimates may be revised upward or downward based on the results of current and future drilling, testing or production levels, and on changes in mine design. In addition, market fluctuations in the price of diamonds or increases in the costs to recover diamonds from the Diavik Diamond Mine may render the mining of ore reserves uneconomical.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that mineral resources at the Diavik property will be upgraded to proven and probable ore reserves.

Insurance
The Company’s business is subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, risks relating to the physical security of diamonds and jewelry held as inventory or in transit, changes in the regulatory environment and natural phenomena such as inclement weather conditions. Such occurrences could result in damage to the Diavik Diamond Mine, personal injury or death, environmental damage to the Diavik property, delays in mining, the closing of Harry Winston Inc.’s manufacturing facilities or salons, monetary losses and possible legal liability. Although insurance is maintained to protect against certain risks in connection with the Diavik Diamond Mine and the Company’s operations, the insurance in place will not cover all potential risks. It may not be possible to maintain insurance to cover insurable risks at economically feasible premiums.

Fuel Costs
The Diavik Diamond Mine’s expected fuel needs are purchased periodically during the year for storage, and transported to the mine site by way of the winter road. These costs will increase if transportation by air freight is required due to a shortened “winter road season” or unexpectedly high fuel usage.

The cost of the fuel purchased is based on the then prevailing price and expensed into operating costs on a usage basis. The Diavik Diamond Mine currently has no hedges for its future anticipated fuel consumption.

Reliance on Skilled Employees
Production at the Diavik Diamond Mine is dependent upon the efforts of certain skilled employees of DDMI. The loss of these employees or the inability of DDMI to attract and retain additional skilled employees may adversely affect the level of diamond production from the Diavik Diamond Mine.

The Company’s success in marketing rough diamonds and operating the business of Harry Winston Inc. is dependent on the services of key executives and skilled employees, as well as the continuance of key relationships with certain third parties, such as diamantaires. The loss of these persons or the Company’s inability to attract and retain additional skilled employees or to establish and maintain relationships with required third parties may adversely affect its business and future operations in marketing diamonds and operating its luxury brand segment.

2012 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

Expansion and Refurbishment of the Existing Salon Network
A key component of the Company’s luxury brand strategy in recent years has been the expansion of its salon network. The Company currently expects to expand its retail salon network to 35 salons (in total) and 300 wholesale doors worldwide by fiscal 2016. An additional objective of the Company is to achieve compound annual growth rate in sales in the mid-teens in the luxury brand segment and an operating profit in the low to mid-teens in the luxury brand segment, in each case over the five-year period from fiscal 2012 to 2016. Although the Company considers these objectives to be reasonable, they are subject to a number of risks and uncertainties, and there can be no assurance that these objectives will be realized. This strategy requires the Company to make ongoing capital expenditures to build and open new salons, to refurbish existing salons from time to time, and to incur additional operating expenses in order to operate the new salons. To date, much of this expansion has been financed by Harry Winston Inc. through borrowings. The successful expansion of the Company’s global salon network, and achieving an increase in sales and in operating profit, will depend on a variety of factors, including worldwide economic conditions, market demand for luxury goods, the strength of the Harry Winston brand and the availability of sufficient funding. There can be no assurance that the expansion of the salon network will continue or that the current expansion will prove successful in increasing annual sales or earnings from the luxury brand segment, and the increased debt levels resulting from this expansion could negatively impact the Company’s liquidity and its results from operations in the absence of increased sales and earnings.

The Company has to date licensed two retail salons to operate under the Harry Winston name and currently expects to increase the number of licensed salons to 15 by fiscal 2016. There is no assurance that the Company will be able to find qualified third parties to enter into these licensing arrangements, or that the licensees will honour the terms of the agreements. The conduct of licensees may have a negative impact on the Company’s distinctive brand name and reputation.

Competition in the Luxury Brand Segment
The Company is exposed to competition in the luxury brand market from other luxury goods, diamond, jewelry and watch retailers. The ability of Harry Winston Inc. to successfully compete with such luxury goods, diamond, jewelry and watch retailers is dependent upon a number of factors, including the ability to source high-end polished diamonds and protect and promote its distinctive brand name and reputation. If Harry Winston Inc. is unable to successfully compete in the luxury jewelry segment, then the Company’s results of operations will be adversely affected.

Changes in Disclosure Controls and Procedures and Internal Control over Financial Reporting
During the second quarter of fiscal 2012, there were no changes in the Company’s disclosure controls and procedures or internal control over financial reporting that materially affected, or are reasonably likely to materially affect, the Company’s disclosure controls and procedures or internal control over financial reporting.

Critical Accounting Estimates
Management is often required to make judgments, assumptions and estimates in the application of IFRS that have a significant impact on the financial results of the Company. Certain policies are more significant than others and are, therefore, considered critical accounting policies. Accounting policies are considered critical if they rely on a substantial amount of judgment (use of estimates) in their application or if they result from a choice between accounting alternatives and that choice has a material impact on the Company’s reported results or financial position. There have been no significant changes to critical accounting estimates since the first quarter of fiscal 2012.

Changes in Accounting Policies
The International Accounting Standards Board (“IASB”) has issued a new standard, IFRS 9, “Financial Instruments” (“IFRS 9”), which will ultimately replace IAS 39, “Financial Instruments: Recognition and Measurement” (“IAS 39”). IFRS 9 provides guidance on the classification and measurement of financial assets and financial liabilities. This standard becomes effective for the Company’s fiscal year end beginning February 1, 2013. The Company is currently assessing the impact of the new standard on its financial statements.

IFRS 11, "Joint Arrangements" (“IFRS 11”), was issued by the IASB on May 12, 2011 and will replace IAS 31, “Interest in Joint Ventures”. The new standard will apply to the accounting for interests in joint arrangements where there is joint control. Under IFRS 11, joint arrangements are classified as either joint ventures or joint operations. The structure of the joint arrangement will no longer be the most significant factor in determining whether a joint arrangement is either a joint venture or a joint operation. Proportionate consolidations will no longer be allowed and will be replaced by equity accounting. IFRS 11 is effective for the Company’s fiscal year end beginning February 1, 2013, with early adoption permitted. The Company is currently assessing the impact of IFRS 11 on its results of operations and financial position.

2012 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

IFRS 13, “Fair Value Measurement” (“IFRS 13”), was also issued by the IASB on May 12, 2011. The new standard makes IFRS consistent with generally accepted accounting principles in the United States (“US GAAP”) on measuring fair value and related fair value disclosures. The new standard creates a single source of guidance for fair value measurements. IFRS 13 is effective for the Company’s fiscal year end beginning February 1, 2013, with early adoption permitted. The Company is assessing the impact of IFRS 13 on its consolidated financial statements.

Outstanding Share Information
As at August 31, 2011
Authorized	Unlimited
Issued and outstanding shares	84,793,781
Options outstanding	2,481,899
Fully diluted	87,275,680

Additional Information
Additional information relating to the Company, including the Company’s most recently filed Annual Information Form, can be found on SEDAR at www.sedar.com, and is also available on the Company’s website at http://investor.harrywinston.com.

2012 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

Condensed Consolidated Balance Sheets

(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS) (UNAUDITED)

	July 31,	January 31,
	2011	2011

ASSETS
Current assets
Cash and cash equivalents (note 4)	$139,881	$108,693
Accounts receivable	31,032	22,788
Inventory and supplies (note 5)	430,204	403,212
Other current assets	36,034	38,662
	637,151	573,355
Property, plant and equipment – Mining	755,501	764,093
Property, plant and equipment – Luxury brand	63,986	61,019
Intangible assets, net (note 7)	127,616	127,894
Other non-current assets	14,000	16,626
Deferred income tax assets	67,085	62,693
Total assets	$1,665,339	$1,605,680

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	$112,256	$136,490
Income taxes payable	25,740	6,660
Employee benefit plans (note 8)	6,682	7,378
Promissory note (note 9)	70,000	70,000
Current portion of interest-bearing loans and borrowings (note 9)	26,350	24,215
	241,028	244,743
Interest-bearing loans and borrowings (note 9)	260,972	237,621
Deferred income tax liabilities	304,393	301,980
Employee benefit plans (note 8)	7,857	7,287
Provisions	51,716	50,130
Total liabilities	865,966	841,761
Equity
Share capital (note 10)	509,410	502,129
Contributed surplus	15,043	16,233
Retained earnings	251,249	237,667
Accumulated other comprehensive income	23,401	7,624
Total shareholders’ equity	799,103	763,653
Non-controlling interest	270	266
Total equity	799,373	763,919
Total Liabilities and Equity	$1,665,339	$1,605,680

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

2012 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

Condensed Consolidated Income Statements

(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT PER SHARE AMOUNTS) (UNAUDITED)

	Three	Three	Six	Six
	months ended	months ended	months ended	months ended
	July 31,	July 31,	July 31,	July 31,
	2011	2010	2011	2010
Sales	$222,378	$153,728	$366,310	$267,728
Cost of sales	150,177	85,798	246,629	161,509
Gross margin	72,201	67,930	119,681	106,219
Selling, general and administrative expenses	49,101	37,998	91,896	73,946
Operating profit	23,100	29,932	27,785	32,273
Finance expenses	(5,183)	(2,985)	(9,166)	(5,865)
Exploration costs	(781)	(76)	(993)	(103)
Finance and other income	83	154	341	322
Foreign exchange gain (loss)	288	1,043	111	(1,170)
Profit before income taxes	17,507	28,068	18,078	25,457
Net income tax expense	7,519	10,877	4,492	5,353
Net profit	$9,988	$17,191	$13,586	$20,104
Attributable to shareholders	$9,986	$13,043	$13,582	$15,180
Attributable to non-controlling interest	$2	$4,148	$4	$4,924
Earnings per share
Basic	$0.12	$0.17	$0.16	$0.20
Diluted	$0.12	$0.17	$0.16	$0.20
Weighted average number of shares outstanding	84,688,002	76,639,693	84,491,901	76,635,651

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

2012 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

Condensed Consolidated Statements of Comprehensive Income

(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS) (UNAUDITED)

	Three	Three	Six	Six
	months ended	months ended	months ended	months ended
	July 31,	July 31,	July 31,	July 31,
	2011	2010	2011	2010
Net profit	$9,988	$17,191	$13,586	$20,104

Other comprehensive income
Net gain on translation of net foreign operations (net of tax of nil)	8,531	3,784	15,777	2,030
Change in fair value of derivative financial instrument (net of tax of $0.1 million for the three months and $0.2 million for the six months ended July 31, 2010)	–	95	–	253
Actuarial loss on employee benefit plans (net of tax of nil)	–	–	–	(636)
Other comprehensive income, net of tax	8,531	3,879	15,777	1,647

Total comprehensive income	$18,519	$21,070	$29,363	$21,751
Attributable to shareholders	$18,517	$16,922	$29,359	$16,827
Attributable to non-controlling interest	$2	$4,148	$4	$4,924

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

2012 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

Condensed Consolidated Statements of Changes in Equity

(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS) (UNAUDITED)

	Three	Three	Six	Six
	months ended	months ended	months ended	months ended
	July 31,	July 31,	July 31,	July 31,
	2011	2010	2011	2010
Common shares:
Balance at beginning of period	$507,207	$426,753	$502,129	$426,593
Issued during the period	1,063	89	4,981	249
Transfer from contributed surplus on exercise of options	1,140	–	2,300	–
Balance at end of period	509,410	426,842	509,410	426,842
Contributed surplus:
Balance at beginning of period	15,670	17,917	16,233	17,730
Stock-based compensation expense	513	161	1,110	348
Transfer from contributed surplus on exercise of options	(1,140)	–	(2,300)	–
Balance at end of period	15,043	18,078	15,043	18,078
Retained earnings:
Balance at beginning of period	241,263	252,205	237,667	250,068
Net profit attributable to common shareholders	9,986	13,043	13,582	15,180
Balance at end of period	251,249	265,248	251,249	265,248
Accumulated other comprehensive income:
Balance at beginning of period	14,870	(4,802)	7,624	(2,570)
Other comprehensive income
Net gain on translation of net foreign operations (net of tax of nil)	8,531	3,784	15,777	2,030
Change in fair value of derivative financial instruments (net of tax of $0.1 million for the three months and $0.2 million for the six months ended July 31, 2010)	–	95	–	253
Actuarial loss on employee benefit plans (net of tax of nil)	–	–	–	(636)
Balance at end of period	23,401	(923)	23,401	(923)
NON-CONTROLLING INTEREST:
Balance at beginning of period	268	179,113	266	178,337
Non-controlling interest	2	4,148	4	4,924
Distribution to Kinross	–	(9,900)	–	(9,900)
Balance at end of period	270	173,361	270	173,361
Total Shareholders’ Equity	$799,373	$882,606	$799,373	$882,606

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

2012 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

Condensed Consolidated Statements of Cash Flows

(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS) (UNAUDITED)

	Three	Three	Six	Six
	months ended	months ended	months ended	months ended
	July 31,	July 31,	July 31,	July 31,
	2011	2010	2011	2010
Cash provided by (used in)
OPERATING
Net profit	$9,988	$17,191	$13,586	$20,104
Depreciation and amortization	20,716	19,515	41,007	33,715
Deferred income tax expense (recovery)	(771)	9,081	(3,419)	3,043
Current income tax expense	8,290	1,796	7,911	2,310
Finance expenses	5,183	2,985	9,166	5,865
Stock-based compensation	513	161	1,110	348
Foreign exchange gain (loss)	(725)	(1,189)	(192)	1,781
Loss on disposal of assets	–	–	–	243
Income tax refund (paid), net	13,165	(16,083)	10,454	(17,568)
Change in non-cash operating working capital, excluding taxes and finance expenses	(16,302)	(31,099)	(57,516)	(22,677)
Cash provided from operating activities	40,057	2,358	22,107	27,164
FINANCING
Decrease in interest-bearing loans and borrowings	(180)	(79)	(354)	(131)
Increase in revolving credit	67,719	136,749	85,604	162,175
Decrease in revolving credit	(57,690)	(78,209)	(58,007)	(90,242)
Interest paid	(3,689)	(2,188)	(5,197)	(4,008)
Issue of common shares, net of issue costs	1,063	89	4,981	249
Distribution to Kinross	–	(9,900)	–	(9,900)
Cash provided from financing activities	7,223	46,462	27,027	58,143
INVESTING
Property, plant and equipment – Mining	(12,649)	(10,711)	(25,084)	(20,008)
Property, plant and equipment – Luxury brand	(1,900)	(892)	(3,289)	(1,097)
Other non-current assets	(427)	(3,754)	(823)	(3,460)
Cash used in investing activities	(14,976)	(15,357)	(29,196)	(24,565)
Foreign exchange effect on cash balances	6,363	1,637	11,250	1,263
Increase in cash and cash equivalents	38,667	35,100	31,188	62,005
Cash and cash equivalents, beginning of period	101,214	89,874	108,693	62,969
Cash and cash equivalents, end of period	$139,881	$124,974	$139,881	$124,974
Change in non-cash operating working capital, excluding taxes and finance expenses
Accounts receivable	(2,845)	(1,770)	(8,226)	(2,440)
Inventory and supplies	37,959	(34,132)	(24,436)	(59,106)
Other current assets	3,173	(4,291)	2,617	3,153
Trade and other payables	(54,726)	15,811	(27,172)	42,490
Employee benefit plans	137	(6,717)	(299)	(6,774)
	$(16,302)	$(31,099)	$(57,516)	$(22,677)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

2012 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

Notes to Condensed Consolidated Financial Statements

JULY 31, 2011 WITH COMPARATIVE FIGURES
(TABULAR AMOUNTS IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT AS OTHERWISE NOTED)

Note 1:
Nature of Operations
Harry Winston Diamond Corporation (the “Company”) is a diamond enterprise with assets in the mining and luxury brand segments of the diamond industry.

The Company’s mining asset is an ownership interest in the Diavik group of mineral claims. The Diavik Joint Venture (the “Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines Inc. (“DDMI”) (60%) and Harry Winston Diamond Limited Partnership (“HWDLP”) (40%) where HWDLP holds an undivided 40% ownership interest in the assets, liabilities and expenses of the Diavik Diamond Mine. DDMI is the operator of the Diavik Diamond Mine. DDMI and HWDLP are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England, and Harry Winston Diamond Limited Partnership is a wholly owned subsidiary of Harry Winston Diamond Corporation of Toronto, Canada.

The Company also owns Harry Winston Inc., the premier fine jewelry and watch retailer with select locations throughout the world. Its head office is located in New York City, United States.

Certain comparative figures have been reclassified to conform with current year’s presentation.

The Company is incorporated and domiciled in Canada and its shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange. The address of its registered office is Toronto, Ontario.

These unaudited interim condensed consolidated financial statements have been approved for issue by the Audit Committee on September 7, 2011.

Note 2:
Basis of Preparation
(a)	Statement of compliance

These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”. The Company’s first annual consolidated financial statements under IFRS will be presented for the fiscal year ending January 31, 2012. The accounting policies adopted in these unaudited interim condensed consolidated financial statements are consistent with the accounting policies the Company expects to adopt in its IFRS consolidated financial statements for the fiscal year ending January 31, 2012, and are based on IFRS as issued by the International Accounting Standards Board (“IASB”) that the Company expects to be applicable at that time.

These unaudited interim condensed consolidated financial statements do not include all disclosures required by IFRS for annual consolidated financial statements and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the year ended January 31, 2011 presented under generally accepted accounting principles in Canada (‘‘Canadian GAAP’’) and in conjunction with the IFRS transition disclosures in Note 15 to these interim statements. These unaudited interim condensed consolidated financial statements have been prepared following the same accounting policies and methods of computation as presented in the unaudited interim condensed consolidated financial statements of April 30, 2011.

(b)	Basis of measurement
These unaudited interim condensed consolidated financial statements have been prepared on the historical cost basis except for the following:

financial instruments held for trading are measured at fair value through profit and loss liabilities for RSU and DSU plans are measured at fair value

2012 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

(c)	Currency of presentation

These condensed consolidated interim financial statements are expressed in United States dollars, consistent with the predominant functional currency of the Company’s operations. All financial information presented in United States dollars has been rounded to the nearest thousand.

Note 3:
Changes in Accounting Policies
Standards issued but not yet effective
The following standards and interpretations have been issued but are not yet effective and have not been early adopted in these financial statements. These standards may result in consequential changes to the accounting policies and other note disclosures.

(i)	Fair Value Measurement Guidelines
(ii)	IAS 1 (Revised) – Presentation of Financial Statements
(iii)	IAS17 (Replacement) – Leases
(iv)	IAS 32 (Replacement) – Liabilities and Equity
(v)	IAS 19 (Replacement) – Employee Benefits and Pensions
(vi)	IAS 11 and IAS 18 (Replacement) – Revenue Recognition
(vii)	Improvements to IFRSs

The IASB has issued a new standard, IFRS 9, “Financial Instruments” (“IFRS 9”), which will ultimately replace IAS 39, “Financial Instruments: Recognition and Measurement” (“IAS 39”). IFRS 9 provides guidance on the classification and measurement of financial assets and financial liabilities. This standard becomes effective for the Company’s fiscal year end beginning February 1, 2013. The Company is currently assessing the impact of the new standard on its financial statements.

IFRS 11, "Joint Arrangements" (“IFRS 11”) was issued by the IASB on May 12, 2011 and will replace IAS 31, “Interest in Joint Ventures”. The new standard will apply to the accounting for interests in joint arrangements where there is joint control. Under IFRS 11, joint arrangements are classified as either joint ventures or joint operations. The structure of the joint arrangement will no longer be the most significant factor in determining whether a joint arrangement is either a joint venture or a joint operation. Proportionate consolidations will no longer be allowed and will be replaced by equity accounting. IFRS 11 is effective for the Company’s fiscal year end beginning February 1, 2013, with early adoption permitted. The Company is currently assessing the impact of IFRS 11 on its results of operations and financial position.

IFRS 13, “Fair Value Measurement” (“IFRS 13”) was also issued by the IASB on May 12, 2011. The new standard makes IFRS consistent with generally accepted accounting principles in the United States (“US GAAP”) on measuring fair value and related fair value disclosures. The new standard creates a single source of guidance for fair value measurements. IFRS 13 is effective for the Company’s fiscal year end beginning February 1, 2013, with early adoption permitted. The Company is assessing the impact of IFRS 13 on its consolidated financial statements.

Note 4:
Cash Resources
	July 31,	January 31,
	2011	2011
Cash on hand and balances with banks	$132,475	$107,993
Short-term investments (a)	7,406	700
Total cash resources	$139,881	$108,693

(a) Short-term investments are held in overnight deposits and money market instruments with a maturity of 30 days.

2012 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

Note 5:
Inventory and Supplies
	July 31,	January 31,
	2011	2011
Luxury brand raw materials and work-in-progress	$115,974	$80,013
Luxury brand merchandise inventory	208,763	226,358
Mining rough diamond inventory	37,881	30,451
Mining supplies inventory	67,586	66,390
Total inventory and supplies	$430,204	$403,212

Total inventory and supplies is net of a provision for obsolescence of $ 1.9 million ($2.9 million at January 31, 2011).

Note 6:
Diavik Joint Venture
The following represents HWDLP’s 40% proportionate interest in the Joint Venture as at June 30, 2011 and December 31, 2010:

	July 31,	January 31,
	2011	2011
Current assets	$94,219	$92,487
Non-current assets	704,257	714,386
Current liabilities	31,811	31,493
Non-current liabilities and participant’s account	766,665	775,380

	Three	Three	Six	Six
	months	months	months	months
	ended	ended	ended	ended
	July 31,	July 31,	July 31,	July 31,
	2011	2010	2011	2010
Expenses net of interest income (a) (b)	$62,775	$42,818	$123,658	$95,465
Cash flows resulting from (used in) operating activities	(46,872)	(22,188)	(89,896)	(53,315)
Cash flows resulting from financing activities	61,101	34,644	115,084	71,919
Cash flows resulting from (used in) investing activities	(10,044)	(12,456)	(22,221)	(18,989)
(a)	The Joint Venture only earns interest income.
(b)

Expenses net of interest income for the three and six months ended July 31, 2011 of $nil and $0.1 million, respectively (three and six months ended July 31, 2010 of $nil and $0.1 million, respectively)

HWDLP is contingently liable for DDMI’s portion of the liabilities of the Joint Venture, and to the extent HWDLP’s participating interest has increased because of the failure of DDMI to make a cash contribution when required, HWDLP would have access to an increased portion of the assets of the Joint Venture to settle these liabilities.

Note 7:
Intangible Assets
	Amortization		Accumulated	July 31,	January 31,
	period	Cost	amortization	2011 net	2011 net
Trademark	indefinite life	$112,995	$–	$112,995	$112,995
Drawings	indefinite life	12,365	–	12,365	12,365
Wholesale distribution network	120 months	5,575	(3,319)	2,256	2,534
Intangible assets		$130,935	$(3,319)	$127,616	$127,894

Amortization expense for the six months ended July 31, 2011 was $0.3 million ($0.7 million for the six months ended July 31, 2010). The Company completed a valuation of its trademark and drawings as of January 31, 2011 and concluded that there was no impairment of these assets.

2012 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

Note 8:
Employee Benefit Plans
The employee benefit obligation reflected in the consolidated balance sheet is as follows:

	July 31,	January 31,
	2011	2011
Defined benefit plan obligation – Harry Winston luxury brand segment	$10,437	$9,009
Defined contribution plan obligation – Harry Winston luxury brand segment	560	80
Defined contribution plan obligation – Harry Winston mining segment	138	–
Defined contribution plan obligation – Diavik Diamond Mine	–	3,061
RSU and DSU plans (note 10)	3,404	2,515
Total employee benefit plan obligation	$14,539	$14,665

	July 31,	January 31,
	2011	2011
Non-current	$7,857	$7,287
Current	6,682	7,378
Total employee benefit plan obligation	$14,539	$14,665

The amounts recognized in the consolidated income statement in respect of employee benefit plans are as follows:

	Three	Three	Six	Six
	months	months	months	months
	ended	ended	ended	ended
	July 31,	July 31,	July 31,	July 31,
	2011	2010	2011	2010
Defined benefit pension plan – Harry Winston luxury brand segment	$622	$598	$1,253	$1,008
Defined contribution plan – Harry Winston luxury brand segment	240	210	480	420
Defined contribution plan – Harry Winston mining segment	71	52	143	106
Defined contribution plan – Diavik Diamond Mine	484	338	1,134	550
RSU and DSU plans (note 10)	180	370	1,715	692
	$1,597	$1,568	$4,725	$2,776

2012 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

Note 9:
Interest-Bearing Loans and Borrowings
	July 31,	January 31,
	2011	2011
Mining segment credit facilities	$48,938	$50,000
Mining segment promissory note	68,970	70,000
Harry Winston Inc. credit facilities	207,519	181,715
First mortgage on real property	7,029	7,048
Bank advances	24,866	22,902
Finance leases	–	171
Total interest-bearing loans and borrowings	357,322	331,836
Less current portion	(96,350)	(94,215)
	$260,972	$237,621

		Nominal			Carrying
		interest			amount at July		Face value at July
	Currency	rate	Date of maturity		31, 2011		31, 2011	Borrower
Secured bank loan	US	3.75%	March 31, 2013		$188.3 million		$188.3 million	Harry Winston Inc.
Secured bank loan	CHF	3.15%	April 22, 2013		$4.3 million		$4.3 million	Harry Winston S.A.
Secured bank loan	CHF	3.55%	January 31, 2033		$15.0 million		$15.0 million	Harry Winston S.A.
Secured bank loan	US	4.01%	June 24, 2013		$50.0 million		$50.0 million	Harry Winston Diamond Corporation and Harry Winston Diamond Mines Ltd.
First mortgage on real property	CDN	7.98%	September 1, 2018		$7.0 million		$7.0 million	6019838 Canada Inc.
Promissory note	US	5.00%	August 25, 2011		$70.0 million		$70.0 million	Harry Winston Diamond Corporation
Secured bank advance	US	N/A	Due on demand	$	nil	$	nil	Harry Winston Diamond International N.V.
	US	12.00%			$1.6 million		$1.6 million	Harry Winston Diamond (India) Private Limited
Secured bank advance	YEN	2.25%	August 22, 2011		$7.5 million		$7.5 million	Harry Winston Japan, K.K.
Unsecured bank advance	YEN	2.98%	August 31, 2011		$8.1 million		$8.1 million	Harry Winston Japan, K.K.
Unsecured bank advance	YEN	2.98%	August 22, 2011		$7.7 million		$7.7 million	Harry Winston Japan, K.K.

On February 28, 2011, the Company increased the mining segment senior secured revolving credit facility with Standard Chartered Bank by $25.0 million to $125.0 million.

On August 25, 2010, the Company issued a promissory note in the amount of $70.0 million, maturing on August 25, 2011, as part of the consideration for reacquiring Kinross Gold Corporation’s (“Kinross”) 9% indirect interest in the Diavik Joint Venture (the “Kinross Buy Back Transaction”) from Kinross. On August 25, 2011, the Company paid the $70.0 million promissory note plus accrued interest to Kinross from cash on hand.

2012 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

Note 10:
Share Capital
(a)	Authorized
Unlimited common shares without par value.

(b)	Issued

	Number of shares	Amount
Balance, January 31, 2011	84,159,851	$502,129
Shares issued for:
Exercise of options	633,930	4,981
Transfer from contributed surplus on exercise of options	–	2,300
Balance, July 31, 2011	84,793,781	$509,410

(c)	RSU and DSU Plans

RSU	Number of units
Balance, January 31, 2011	155,946
Awards and payouts during the year (net)
RSU awards	66,991
RSU payouts	(46,963)
Balance, July 31, 2011	175,974

DSU	Number of units
Balance, January 31, 2011	193,214
Awards and payouts during the year (net)
DSU awards	19,598
DSU payouts	(17,127)
Balance, July 31, 2011	195,685

During the period, the Company granted 66,991 RSUs (net of forfeitures) and 19,598 DSUs under an employee and director incentive compensation program, respectively. The RSU and DSU Plans are full value phantom shares that mirror the value of Harry Winston Diamond Corporation’s publicly traded common shares.

Grants under the RSU Plan are on a discretionary basis to employees of the Company subject to Board of Directors approval. The RSUs granted vest one-third on March 31 and one-third on each anniversary thereafter. The vesting of grants of RSUs is subject to special rules for a change in control, death and disability. The Company shall pay out cash on the respective vesting dates of RSUs and redemption dates of DSUs.

Only non-executive directors of the Company are eligible for grants under the DSU Plan. Each DSU grant vests immediately on the grant date.

The expenses related to the RSUs and DSUs are accrued based on fair value. This expense is recognized on a straight-line basis over each vesting period.

2012 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

Note 11:
Commitments and Guarantees
(a)	Environmental agreements

Through negotiations of environmental and other agreements, the Joint Venture must provide funding for the Environmental Monitoring Advisory Board. HWDLP anticipates its share of this funding requirement will be approximately $0.2 million for calendar 2011. Further funding will be required in future years; however, specific amounts have not yet been determined. These agreements also state that the Joint Venture must provide security deposits for the performance by the Joint Venture of its reclamation and abandonment obligations under all environmental laws and regulations. HWDLP’s share of the letters of credit outstanding posted by the operator of the Joint Venture with respect to the environmental agreements as at July 31, 2011, was $84.3 million. The agreement specifically provides that these funding requirements will be reduced by amounts incurred by the Joint Venture on reclamation and abandonment activities.

(b)	Participation agreements

The Joint Venture has signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of the Aboriginal bands. The agreements are each for an initial term of twelve years and shall be automatically renewed on terms to be agreed for successive periods of six years thereafter until termination. The agreements terminate in the event that the mine permanently ceases to operate. Harry Winston Diamond Corporation’s share of the Joint Venture’s participation agreements as at July 31, 2011 was $1.8 million.

(c)	Commitments

Commitments include the cumulative maximum funding commitments secured by letters of credit of the Joint Venture’s environmental and participation agreements at HWDLP’s 40% ownership interest, before any reduction of future reclamation activities; and future minimum annual rentals under non-cancellable operating and capital leases for luxury brand salons and corporate office space, and long-term leases for property, land, office premises and a fuel tank farm at the Diavik Diamond Mine; and are as follows:

2012	$111,752
2013	107,835
2014	106,905
2015	112,071
2016	107,207
Thereafter	232,857

Note 12:
Capital Management
The Company's capital includes cash and cash equivalents, short-term debt, long-term debt and equity, which includes issued common shares, contributed surplus and retained earnings.

The Company's primary objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its ongoing operations, to provide returns to shareholders and benefits for other stakeholders, and to pursue growth opportunities. To meet these needs, the Company may from time to time raise additional funds through borrowing and/or the issuance of equity or debt or by securing strategic partners, upon approval by the Board of Directors. The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestitures, as well as annual capital and operating budgets.

The Company assesses liquidity and capital resources on a consolidated basis. The Company’s requirements are for cash operating expenses, working capital, contractual debt requirements and capital expenditures. The Company believes that it will generate sufficient liquidity to meet its anticipated requirements for the next twelve months.

2012 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

Note 13:
Financial Instruments
The Company has various financial instruments comprising cash and cash equivalents, cash collateral and cash reserves, accounts receivable, accounts payable and accrued liabilities, bank advances, promissory note and long-term debt.

Cash and cash equivalents consist of cash on hand and balances with banks and short-term investments held in overnight deposits with a maturity on acquisition of less than 90 days. Cash and cash equivalents, which are designated as held-for-trading, are carried at fair value based on quoted market prices and are classified within Level 1 of the fair value hierarchy established by the International Accounting Standards Board.

The fair value of accounts receivable is determined by the amount of cash anticipated to be received in the normal course of business from the financial asset.

The promissory note is short term in nature; hence the fair value of this instrument at July 31, 2011 is considered to approximate its carrying value.

The Company’s interest-bearing loans and borrowings are fully secured; hence the fair values of these instruments at July 31, 2011 are considered to approximate their carrying value.

The carrying values of these financial instruments are as follows:

	July 31, 2011		January 31, 2011
	Estimated	Carrying	Estimated	Carrying
	fair value	value	fair value	value
Financial Assets
Cash and cash equivalents	$139,881	$139,881	$108,693	$108,693
Accounts receivable	31,032	31,032	22,788	22,788
	$170,913	$170,913	$131,481	$131,481
Financial Liabilities
Trade and other payables	$112,256	$112,256	$136,490	$136,490
Promissory note	70,000	70,000	70,000	70,000
Interest-bearing loans and borrowings	287,322	287,322	261,836	261,836
	$469,578	$469,578	$468,326	$468,326

2012 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

Note 14:
Segmented Information
The Company operates in two segments within the diamond industry, mining and luxury brand, for the three and six months ended July 31, 2011.

The mining segment consists of the Company’s rough diamond business. This business includes the 40% ownership interest in the Diavik group of mineral claims and the sale of rough diamonds.

The luxury brand segment consists of the Company’s ownership in Harry Winston Inc. This segment consists of the marketing of fine jewelry and watches on a worldwide basis.

For the three months ended July 31, 2011	Mining	Luxury brand	Total
Sales
Canada	$89,608	$–	$89,608
United States	–	29,058	29,058
Europe	–	30,780	30,780
Asia (a)	–	72,932	72,932
Total sales	89,608	132,770	222,378
Cost of sales
Depreciation and amortization	16,802	77	16,879
All other costs	50,811	82,487	133,298
Total cost of sales	67,613	82,564	150,177
Gross margin	21,995	50,206	72,201
Gross margin (%)	24.5%	37.8%	32.5%
Selling, general and administrative expenses
Selling and related expenses	777	32,977	33,754
Administrative expenses	4,932	10,415	15,347
Total other operating expenses	5,709	43,392	49,101
Operating profit	16,286	6,814	23,100
Finance expense	(3,787)	(1,396)	(5,183)
Exploration costs	(781)	–	(781)
Finance and other income	78	5	83
Foreign exchange gain (loss)	846	(558)	288
Segmented profit before income taxes	$12,642	$4,865	$17,507
Segmented assets as at July 31, 2011
Canada	$983,625	$–	$983,625
United States	–	426,721	426,721
Other foreign countries	33,536	221,457	254,993
	$1,017,161	$648,178	$1,665,339
Capital expenditures	$12,649	$1,900	$14,549
Other significant non-cash items:
Deferred income tax expense (recovery)	$(3,408)	$2,637	$(771)

(a)	Sales to one significant customer in the luxury brand segment totalled $45.0 million for the three months ended July 31, 2011.

2012 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

For the three months ended July 31, 2010	Mining	Luxury brand	Total
Sales
Canada	$86,827	$–	$86,827
United States	–	19,640	19,640
Europe	–	24,704	24,704
Asia	–	22,557	22,557
Total sales	86,827	66,901	153,728
Cost of sales
Depreciation and amortization	15,722	80	15,802
All other costs	38,686	31,310	69,996
Total cost of sales	54,408	31,390	85,798
Gross margin	32,419	35,511	67,930
Gross margin (%)	37.3%	53.1%	44.2%
Selling, general and administrative expenses
Selling and related expenses	831	24,484	25,315
Administrative expenses	3,982	8,701	12,683
Total other operating expenses	4,813	33,185	37,998
Operating profit	27,606	2,326	29,932
Finance expense	(1,341)	(1,644)	(2,985)
Exploration costs	(76)	–	(76)
Finance and other income	43	111	154
Foreign exchange gain	898	145	1,043
Segmented profit before income taxes	$27,130	$938	$28,068
Segmented assets as at July 31, 2010
Canada	$1,000,758	$–	$1,000,758
United States	–	411,292	411,292
Other foreign countries	13,596	170,747	184,343
	$1,014,354	$582,039	$1,596,393
Capital expenditures	$10,711	$892	$11,603
Other significant non-cash items:
Deferred income tax expense	$9,293	$(212)	$9,081

2012 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

For the six months ended July 31, 2011	Mining	Luxury brand	Total
Sales
Canada	$151,643	$–	$151,643
United States	–	65,452	65,452
Europe	–	51,367	51,367
Asia (a)	–	97,848	97,848
Total sales	151,643	214,667	366,310
Cost of sales
Depreciation and amortization	33,232	157	33,389
All other costs	87,824	125,416	213,240
Total cost of sales	121,056	125,573	246,629
Gross margin	30,587	89,094	119,681
Gross margin (%)	20.2%	41.5%	32.7%
Selling, general and administrative expenses
Selling and related expenses	1,426	59,298	60,724
Administrative expenses	12,309	18,863	31,172
Total other operating expenses	13,735	78,161	91,896
Operating profit	16,852	10,933	27,785
Finance expense	(6,480)	(2,686)	(9,166)
Exploration costs	(993)	–	(993)
Finance and other income	155	186	341
Foreign exchange gain (loss)	(131)	242	111
Segmented profit before income taxes	$9,403	$8,675	$18,078
Segmented assets as at July 31, 2011
Canada	$983,625	$–	$983,625
United States	–	426,721	426,721
Other foreign countries	33,536	221,457	254,993
	$1,017,161	$648,178	$1,665,339
Capital expenditures	$25,084	$3,289	$28,373
Other significant non-cash items:
Deferred income tax expense (recovery)	$(7,963)	$4,544	$(3,419)

(a)	Sales to one significant customer in the luxury brand segment totalled $45.0 million for the six months ended July 31, 2011.

2012 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

For the six months ended July 31, 2010	Mining	Luxury brand	Total
Sales
Canada	$135,749	$–	$135,749
United States	–	41,680	41,680
Europe	–	44,138	44,138
Asia	–	46,161	46,161
Total sales	135,749	131,979	267,728
Cost of sales
Depreciation and amortization	26,068	160	26,228
All other costs	72,483	62,798	135,281
Total cost of sales	98,551	62,958	161,509
Gross margin	37,198	69,021	106,219
Gross margin (%)	27.4%	52.3%	39.7%
Selling, general and administrative expenses
Selling and related expenses	1,396	45,918	47,314
Administrative expenses	7,287	19,345	26,632
Total other operating expenses	8,683	65,263	73,946
Operating profit	28,515	3,758	32,273
Finance expense	(2,654)	(3,211)	(5,865)
Exploration costs	(103)	–	(103)
Finance and other income	114	208	322
Foreign exchange gain (loss)	(1,497)	327	(1,170)
Segmented profit before income taxes	$24,375	$1,082	$25,457
Segmented assets as at July 31, 2010
Canada	$1,000,758	$–	$1,000,758
United States	–	411,292	411,292
Other foreign countries	13,596	170,747	184,343
	$1,014,354	$582,039	$1,596,393
Capital expenditures	$20,008	$1,097	$21,105
Other significant non-cash items:
Deferred income tax expense	$2,622	$421	$3,043

Note 15:
Explanation of Transition to IFRS
As stated in Note 2(a), these are the Company’s second consolidated interim financial statements prepared in accordance with IFRS.

The accounting policies described in Note 3 of the April 30, 2011 unaudited interim condensed consolidated financial statements have been applied in preparing: the interim financial statements for the three and six months ended July 31, 2011, and the comparative information presented in these interim financial statements for both the three and six months ended July 31, 2010. In preparing these interim financial statements, the Company has adjusted amounts reported previously in financial statements prepared in accordance with Canadian GAAP. An explanation of how the transition from Canadian GAAP to IFRS has affected the Company’s financial position and financial performance is set out in the following tables and the notes that accompany the tables.

2012 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

Explanation of Transition to IFRS: Reconciliation of Equity

(in thousands of United States
dollars)			July 31, 2010
(unaudited)
			Effect of
		Canadian	Transition to
	Ref.	GAAP	IFRS	IFRS
ASSETS
Current assets:
Cash and cash equivalents		$124,974	$–	$124,974
Accounts receivable		26,118	–	26,118
Inventory and supplies		375,835	–	375,835
Other current assets	(b)	41,072	(7,515)	33,557
		567,999	(7,515)	560,484
Property, plant and equipment
– Mining	(c)	791,163	(18,673)	772,490
Property, plant and equipment
– Luxury brand		58,348	–	58,348
Intangible assets, net		128,519	–	128,519
Other non-current assets		18,149	–	18,149
Deferred income tax assets	(b)	48,511	9,892	58,403
Total assets		$1,612,689	$(16,296)	$1,596,393

LIABILITIES AND EQUITY
Current liabilities:
Trade and other payables	(d)	$124,113	$(4,986)	$119,127
Employee benefit plans	(d)	–	6,037	6,037
Income taxes payable		32,508	–	32,508
Bank advances	(d)	23,995	(23,995)	–
Interest-bearing loans and borrowings	(d)	1,211	24,204	25,415
		181,827	1,260	183,087
Interest-bearing loans and borrowings	(d)	231,884	155	232,039
Employee benefit plans	(e)	3,158	3,988	7,146
Provisions	(f)	42,383	2,416	44,799
Deferred income tax liabilities	(g)	287,831	(41,115)	246,716
Total liabilities		747,083	(33,296)	713,787
Equity:
Share capital		426,842	–	426,842
Contributed surplus		18,078	–	18,078
Retained earnings	(h)	217,837	47,411	265,248
Accumulated other comprehensive income	(i)	30,728	(31,652)	(924)
Total shareholders’ equity		693,485	15,759	709,244
Non-controlling interest	(j)	172,121	1,241	173,362
Total equity		865,606	17,000	882,606
Total liabilities and equity		$1,612,689	$(16,296)	$1,596,393

2012 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

Explanation of Transition to IFRS: Reconciliation of Profit

(in thousands of United States dollars)
(unaudited)		For the three months ended July 31, 2010			For the six months ended July 31, 2010
			Effect of			Effect of
		Canadian	Transition to		Canadian	Transition to
	Ref.	GAAP	IFRS	IFRS	GAAP	IFRS	IFRS
Sales		$153,728	$–	$153,728	$267,728	$–	$267,728
Cost of sales	(k)	86,797	(999)	85,798	163,489	(1,980)	161,509
Gross margin		66,931	999	67,930	104,239	1,980	106,219
Selling, general and administrative expenses		37,998	–	37,998	73,946	–	73,946
Operating profit		28,933	999	29,932	30,293	1,980	32,273
Finance expenses	(l)	(2,483)	(502)	(2,985)	(4,867)	(998)	(5,865)
Exploration costs	(m)	–	(76)	(76)	–	(103)	(103)
Finance and other income		154		154	322		322
Foreign exchange gain (loss)	(n)	3,319	(2,276)	1,043	(8,473)	7,303	(1,170)
Profit (loss) before income taxes		29,923	(1,855)	28,068	17,275	8,182	25,457
Current income tax expense		1,797	–	1,797	2,311	–	2,311
Deferred income tax expense	(o)	7,317	1,763	9,080	2,923	119	3,042
Net profit (loss)		$20,809	$(3,618)	$17,191	$12,041	$8,063	$20,104
Attributable to:
Shareholders		$16,490	$(3,447)	$13,043	$7,837	$7,343	$15,180
Non-controlling interest		4,319	(171)	4,148	4,204	720	4,924
Net profit (loss)		$20,809	$(3,618)	$17,191	$12,041	$8,063	$20,104
Earnings (loss) per share
Basic		$0.22	$(0.05)	$0.17	$0.10	$0.10	$0.20
Fully diluted		$0.21	$(0.04)	$0.17	$0.10	$0.10	$0.20
Weighted average number of share outstanding		76,639,693	76,639,693	76,639,693	76,635,651	76,635,651	76,635,651

Explanation of Transition to IFRS: Reconciliation of Comprehensive Income

(in thousands of United States dollars)		For the three monthsended July 31, 2010			For the six months ended July 31, 2010
(unaudited)			Effect of			Effect of
		Canadian	Transition to		Canadian	Transition to
	Ref.	GAAP	IFRS	IFRS	GAAP	IFRS	IFRS
Net profit (loss) – as above		$20,809	$(3,618)	$17,191	$12,041	$8,063	$20,104
Other comprehensive income
Net gain on translation of net foreign operations		3,784	–	3,784	2,030	–	2,030
Change in fair value of derivative financial instrument		95	–	95	253	–	253

Actuarial loss on employee benefit plans	(e)(i)	–	–	–		(636)	(636)
Total comprehensive income (loss)		$24,688	$(3,618)	$21,070	$14,324	$7,427	$21,751
Attributable to:
Shareholders		$20,369	$(3,447)	$16,922	$10,120	$6,707	$16,827
Non-controlling interest		4,319	(171)	4,148	4,204	720	4,924
Total comprehensive income (loss)		$24,688	$(3,618)	$21,070	$14,324	$7,427	$21,751

2012 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

References to the reconciliation of equity and profit

(a)	Reclassification of assets
To conform to IFRS presentation requirements, certain asset balances have been reclassified to current or non-current asset accounts.

(b)	Other current assets
	Ref.	July 31, 2010
Reclassification of assets	See (a)	$(9,892)
Deferred tax impact on intra-group transfer of assets	(i)	2,377
Net decrease in other current assets		$(7,515)

(i)

Under IFRS, deferred taxes are recognized for the difference in tax bases between jurisdictions as a result of an intra-group transfer of assets. The deferred tax component under IFRS is computed using the tax rate applicable to the purchaser, whereas the seller’s tax rate was applied under Canadian GAAP.

During the three months ended July 31, 2010, the accounting under IFRS resulted in a $0.1 million reduction in deferred income tax asset and increase in deferred income tax expense.

During the six months ended July 31, 2010, the accounting under IFRS resulted in a $0.5 million reduction in deferred income tax asset and increase in deferred income tax expense.

(c)	Property, plant and equipment – Mining
	Ref.	July 31, 2010
Derecognition of exploration costs capitalized	(i)	$(17,753)
Remeasurement of the asset retirement obligation	See (f)(i)	(920)
Total decrease in property, plant and equipment – Mining		$(18,673)

(i)

Under Canadian GAAP, the Company’s policy on exploration expenditures incurred is to capitalize and to amortize using the units-of- production method. For IFRS purposes, the Company’s accounting policy on exploration expenditures is to expense unless the exploration activity relates to proven and probable reserves.

For the three months ended July 31, 2010, the accounting under IFRS increased mining capital assets by $0.4 million, decreased cost of goods sold by approximately $0.5 million, and increased exploration costs nominally, reflecting the net impact of reversing Canadian GAAP depreciation on capitalized exploration costs, partially offset by the expensing of exploration costs incurred in the quarter. Nominal changes were also made to deferred income tax liabilities, non-controlling interest and deferred income tax expense.

For the six months ended July 31, 2010, the accounting under IFRS increased mining capital assets by $0.9 million, decreased cost of goods sold by approximately $1.0 million, and increased exploration costs by $0.1 million, reflecting the net impact of reversing Canadian GAAP depreciation on capitalized exploration costs, partially offset by the expensing of exploration costs incurred. Nominal changes were also made to deferred income tax liabilities, non-controlling interest and deferred income tax expense.

(d)	Reclassification of liabilities
To conform to IFRS presentation requirements, various liability balances have been reclassified.

2012 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

(e)	Employee benefit plans
	Ref.	July 31, 2010
Retrospective application of IAS 19 employee benefits	(i)	$5,402
Reclassification of liabilities	See (d)	(1,414)
Net increase in employee benefit plans		$3,988

(i)

Under Canadian GAAP, actuarial gains or losses for defined benefit plans that exceeded the corridor threshold (10% of the greater of the obligation and fair value of plan assets at the beginning of the period) were recognized over the remaining average service life of active employees. For IFRS purposes, the Company’s accounting policy is to recognize its actuarial gains and losses immediately in other comprehensive income, and has retrospectively applied this approach at the date of transition.

For the six months ended July 31, 2010, the accounting under IFRS resulted in a $0.6 million increase to the defined benefit plan obligation and a corresponding charge to other comprehensive income, reflecting the recognition of actuarial losses. A nominal change was made to deferred income tax liabilities.

(f)	Provisions
	Ref.	July 31, 2010
Remeasurement of the asset retirement obligation	(i)	$2,416

(i)

The Company has elected to utilize the IFRS 1 optional exemption relating to “Changes in decommissioning, restoration and similar liabilities” in preparing its opening balance sheet under IFRS. There was no further remeasurement of the asset retirement obligation from the amount on February 1, 2010.

(g)	Deferred income tax liabilities
	Ref.	July 31, 2010
Recognition of new deferred tax balances	(i)	$(31,239)
Derecognition of exploration costs capitalized	See (c)(i)	(5,230)
Retrospective application of IAS 19 employee benefits	See (e)(i)	(2,550)
Remeasurement of the asset retirement obligation	See (f)(i)	(985)
Revaluation of deferred income tax liabilities	(ii)	(1,111)
Total decrease in deferred income tax liabilities		$(41,115)

(i)

Under IFRS, in the determination of temporary differences, the carrying value of non-monetary assets and liabilities is translated into the functional currency at the historical rate and compared to its tax value translated into the functional currency at the current rate. The resulting temporary difference (measured in the functional currency) is then multiplied by the appropriate tax rate to determine the related deferred tax balance.

Under Canadian GAAP, in the determination of temporary differences related to non-monetary assets and liabilities, the temporary differences computed in local currency are multiplied by the appropriate tax rate. The resulting future income tax amount is then translated into the Company’s functional currency if it is different from the local currency.

For the three months ended July 31, 2010, the accounting under IFRS resulted in a $3.3 million increase in deferred income tax liabilities and a $3.3 million increase in deferred income tax expense. Net profit attributable to non-controlling interest also decreased by $0.2 million.

For the six months ended July 31, 2010, the accounting under IFRS resulted in a $6.9 million decrease in deferred income tax liabilities and a $6.9 million increase in deferred income tax recovery. Net profit attributable to non-controlling interest also increased by $0.5 million.

2012 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

(ii)

For the three months ended July 31, 2010, the above IFRS adjustments to deferred income tax liabilities required a revaluation of the account balance resulting in a $0.5 million increase in deferred income tax liabilities and a corresponding increase in deferred income tax expense. Net profit attributable to non-controlling interest also decreased nominally.

For the six months ended July 31, 2010, the above IFRS adjustments to deferred income tax liabilities required a revaluation of the account balance resulting in a $1.1 million reduction in deferred income tax liabilities and a corresponding increase in deferred income tax recovery. Net profit attributable to non-controlling interest also increased nominally.

(h)	Retained earnings
The effect of all IFRS adjustments has increased (decreased) retained earnings as follows:

	Ref.	July 31, 2010
Reset of cumulative translation differences	See (i)(i)	$28,800
Recognition of new deferred tax balances	See (g)(i)	29,182
Derecognition of exploration costs capitalized	See (c)(i)	(11,835)
Deferred tax impact on intra-group transfer of assets	See (b)(i)	2,377
Remeasurement of the asset retirement obligation	See (f)(i)	(2,152)
Revaluation of deferred income tax liabilities	See (g)(ii)	1,039
Net increase in retained earnings		$47,411

(i)	Accumulated other comprehensive income
	Ref.	July 31, 2010
Reset of cumulative translation differences	(i)	$(28,800)
Retrospective application of IAS 19 employee benefits	See (e)(i)	(2,852)
Total decrease in accumulated other comprehensive income		$(31,652)

(i)

The Company has elected to utilize the IFRS 1 optional exemption relating to “Cumulative translation differences” in preparing its opening balance sheet under IFRS. Through application of this exemption on transition date, existing cumulative translation differences as at February 1, 2010 were reset to zero and retained earnings was increased by $28.8 million.

(j)	Non-controlling interest
	Ref.	July 31, 2010
Derecognition of exploration costs capitalized	See (c)(i)	(689)
Remeasurement of the asset retirement obligation	See (f)(i)	(199)
Recognition of new deferred tax balances	See (g)(i)	2,057
Revaluation of deferred income tax liabilities	See (g)(ii)	72
Net change in non-controlling interest		$1,241

(k)	Cost of sales
		Three months ended	Six months ended
	Ref.	July 31, 2010	July 31, 2010
Reclassification of accretion expense	(i)	$(502)	$(998)
Derecognition of exploration costs
capitalized	See (c)(i)	(497)	(982)
Decrease in cost of sales		$(999)	$(1,980)

(i)

In accordance with IFRIC 1, “Changes in Existing Decommissioning, Restoration and Similar Liabilities”, accretion expense is treated as interest expense whereas under Canadian GAAP it had been recorded as a component of cost of sales.

2012 SECOND QUARTER REPORT

Harry Winston Diamond Corporation

(l)	Finance expenses
		Three months ended	Six months ended
	Ref.	July 31, 2010	July 31, 2010
Reclassification of accretion expense	See (k)(i)	$(502)	$(998)

(m)	Exploration costs
		Three months ended	Six months ended
	Ref.	July 31, 2010	July 31, 2010
Derecognition of exploration costs capitalized	See (c)(i)	$(76)	$(103)

(n)	Decrease in foreign exchange loss (gain)
		Three months ended	Six months ended
	Ref.	July 31, 2010	July 31, 2010
Reclassification of foreign exchange loss (gain)	(i)	$(2,276)	$7,303

(i)

Under Canadian GAAP, the foreign exchange difference from the translation of deferred taxes was presented within the foreign exchange gain/loss account. For IFRS reporting purposes, these foreign exchange differences have been reclassified to deferred income tax recovery/expense.

(o)	Deferred income tax expense (recovery)
		Three months ended	Six months ended
	Ref.	July 31, 2010	July 31, 2010
Derecognition of exploration costs capitalized	See (c)(i)	$138	$291
Recognition of new deferred income tax liability balances	See (g)(i)	3,303	(6,863)
Deferred tax impact on intra-group transfer of assets	See (b)(i)	84	499
Reclassification of foreign exchange	See (n)(i)	(2,276)	7,303
Revaluation of deferred income tax liabilities	See (g)(ii)	514	(1,111)
Total increase in deferred income tax expense		$1,763	$119

2012 SECOND QUARTER REPORT